     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 10, 1997
                                                        REGISTRATION NO. 33-

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                         U.S. XPRESS ENTERPRISES, INC.
              (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

         NEVADA                      4213                    62-1378182
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
    INCORPORATION OR
      ORGANIZATION)

                               ----------------

                           2931 SOUTH MARKET STREET
                         CHATTANOOGA, TENNESSEE 37410
                                (423) 697-7377
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                 RAY M. HARLIN
                            CHIEF FINANCIAL OFFICER
                         U.S. XPRESS ENTERPRISES, INC.
                           2931 SOUTH MARKET STREET
                         CHATTANOOGA, TENNESSEE 37410
                                (423) 697-7377
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:
     A. ALEXANDER TAYLOR, II, ESQ.         RICHARD C. TILGHMAN, JR., ESQ.
            MILLER & MARTIN                    PIPER & MARBURY L.L.P.
        1000 VOLUNTEER BUILDING                36 SOUTH CHARLES STREET
     CHATTANOOGA, TENNESSEE 37402             BALTIMORE, MARYLAND 21201
            (423) 756-6600                         (410) 539-2530

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_] _____________
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [_] __________________________________________
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]
                        CALCULATION OF REGISTRATION FEE
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
                                            PROPOSED    PROPOSED
                                            MAXIMUM      MAXIMUM
 TITLE OF EACH CLASS OF       AMOUNT        OFFERING    AGGREGATE   AMOUNT OF
    SECURITIES TO BE          TO BE          PRICE      OFFERING   REGISTRATION
       REGISTERED         REGISTERED(1)   PER SHARE(2)  PRICE(2)       FEE
-------------------------------------------------------------------------------
Class A Common Stock,
 $0.01 par value.......  3,910,000 shares    $18.56    $72,569,600   $21,991

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(1) Includes 510,000 shares that the Underwriters have the option to purchase solely to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION AND AMENDMENT. A        +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE + +WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES +
+LAWS OF ANY SUCH JURISDICTION.                                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                           SUBJECT TO COMPLETION
                                                                   JULY 10, 1997

                                3,400,000 Shares

             [LOGO OF U.S. XPRESS ENTERPRISES, INC. APPEARS HERE]
                              Class A Common Stock

                                   --------

  Of the 3,400,000 shares of Class A Common Stock offered hereby, 2,500,000 shares are being sold by U.S. Xpress Enterprises, Inc. (the "Company") and 900,000 shares are being sold by certain of the Company's stockholders (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of the Class A Common Stock by the Selling Stockholders. The Company's Class A Common Stock is traded on The Nasdaq National Market under the symbol "XPRSA." On July 9, 1997, the last reported sale price of the Company's Class A Common Stock, as reported by The Nasdaq National Market, was $18.75 per share.

  The Class A Common Stock offered hereby is entitled to one vote per share, while the Class B Common Stock is entitled to two votes per share so long as it is held by its existing holders or certain members of their immediate families. The rights of the holders of the Class A and Class B Common Stock are otherwise identical. See "Description of Capital Stock."
                                   --------

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.

                                   --------

 THESE   SECURITIES   HAVE   NOT  BEEN   APPROVED   OR
  DISAPPROVED   BY   THE  SECURITIES   AND   EXCHANGE
  COMMISSION  OR ANY STATE SECURITIES COMMISSION  NOR
   HAS  THE SECURITIES  AND  EXCHANGE COMMISSION  OR
    ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY  OR ADEQUACY OF  THIS PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY  IS A CRIMINAL
      OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PRICE  UNDERWRITING   PROCEEDS  PROCEEDS TO
                                     TO    DISCOUNTS AND     TO       SELLING
                                   PUBLIC   COMMISSIONS  COMPANY(1) STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share........................   $          $           $           $
--------------------------------------------------------------------------------
Total(2).........................  $          $           $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Before deducting estimated expenses of $250,000 payable by the Company.
(2) The Company and certain of the Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 510,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares to the public at the Price to Public shown above. If the option is exercised in full, the Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will
    be $   , $   , $    and $   , respectively. See "Underwriting."

                                   --------

  The shares of Class A Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares will be made at the offices of
Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about    , 1997.

Alex. Brown & Sons
   INCORPORATED
            Morgan Stanley Dean Witter
                          Morgan Keegan & Company, Inc.
                                                            Schroder & Co. Inc.

                  THE DATE OF THIS PROSPECTUS IS JULY  , 1997

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission ("the Commission") a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933 with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract, agreement or document. The Registration Statement and the exhibits thereto filed by the Company with the Commission may be inspected and copies may be obtained (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048 and at the website maintained by the Commission at http://www.sec.gov.

  Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the information requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. These reports, proxy statements and other information also are available from the Commission's public reference facilities and its website. So long as the Company is subject to periodic reporting requirements of the Exchange Act, it will continue to furnish the reports, proxy statements and other information required thereby to the Commission. The Company furnishes its shareholders annual reports containing financial statements audited by its independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE COMMON STOCK OFFERING AND PURCHASE COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN PASSING MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M OF THE SECURITIES AND EXCHANGE COMMISSION. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Unless the context otherwise requires, references in this Prospectus to the "Company" refer to U.S. Xpress Enterprises, Inc. and each of its consolidated subsidiaries.

                                  THE COMPANY

  U.S. Xpress Enterprises, Inc. (the "Company") is one of the ten largest truckload carriers in the United States. The Company provides transportation and logistics services throughout the United States and in parts of Canada and Mexico, specializing in time-definite and expedited longhaul and regional truckload services. The Company is a leader in the adoption of proven new technologies as a means of reducing costs and providing better service. The Company has two operating subsidiaries, U.S. Xpress, Inc. ("U.S. Xpress") and CSI/Crown, Inc. ("CSI/Crown"). U.S. Xpress, which accounted for 82% of the Company's fiscal 1997 revenues, provides time-definite and expedited longhaul and regional truckload services as well as transportation and logistics services to the air freight industry. CSI/Crown is the leader in providing logistics services to manufacturers and retailers in the floorcovering industry. The Company's top 50 customers, most of which have designated the Company as a core carrier, include Federal Express, Carrier, Amana, Hewlett Packard, DuPont, Compaq and Armstrong.

  The Company has increased its revenues at a compounded annual growth rate of 18.2% over the past five fiscal years to $363 million for fiscal 1997 through the expansion of business from existing customers, the development of relationships with new customers and strategic acquisitions. The Company's strategy for future revenue growth is to continue to establish strategic alliances with its top customers, target high-service market segments, make strategic acquisitions and leverage its technological advantage. The Company also seeks to sustain growth through programs designed to recruit and retain quality drivers for its expanding fleet.

  In addition to its focus on internal growth, the Company maintains an active acquisition program. Competitive pressures within the truckload industry and high levels of service demanded by customers require today's carriers to demonstrate financial stability, critical mass and technological capabilities. Carriers that do not possess these characteristics have begun to exit the truckload industry through liquidation or through continued industry consolidation. The Company has capitalized on this industry consolidation by successfully making strategic acquisitions focusing on high-service providers, air freight service providers and regional carriers in specific geographic areas. Since 1990, the Company has completed the following key acquisitions:

  . JTI, Inc. ("JTI"), a Midwest regional truckload carrier, in May 1997;

  . the Midwest and East Coast floorcovering and logistics operations of Rosedale Transport, Inc. ("Rosedale"), in April 1997;

  . the West Coast air freight service operations of Michael Lima
    Transportation, in July 1996;

  . CSI/Reeves, Inc. ("CSI/Reeves"), a floorcovering logistics provider, in August 1995;

  . Hall Systems, Inc. ("Hall Systems"), a Southeast regional truckload carrier, completed in October 1995; and

  . Southwest Motor Freight, Inc. ("Southwest"), a medium and longhaul truckload carrier, in November 1990.

  The Company has initiated a strategy to enhance profitability and sustain growth by improving efficiency, reducing costs and introducing technologies to improve service. The Company realigned its operations into two subsidiaries to combine various operating, marketing, maintenance and administrative functions, thereby reducing costs and improving equipment utilization. The Company has improved the predictability of and reduced costs by eliminating five maintenance facilities and outsourcing some maintenance activities, revising insurance programs, modifying its revenue equipment acquisition strategy and improving fuel economy. These initiatives increased profitability in fiscal 1997, and management believes that these strategies will have a more significant effect on results of operations in the future.

  The Company is a leader in the innovation and adoption of proven new technologies as a means of reducing costs and enhancing customer service. For example, the newly-introduced Xpress Connect(TM) Internet connection, a fully integrated customer-to-truck communications system, enables customers to trace freight, tender loads and exchange invoice information via the Internet as well as communicate with the Company via e-mail.

  The Company was incorporated in Nevada in 1989. The Company's principal offices are located at 2931 South Market Street, Chattanooga, Tennessee 37410; and its telephone number is (423) 697-7377. Internet: www.usxpress.com.

                                  THE OFFERING

Class A Common Stock offered by the Company .....
                                                     2,500,000 shares

Class A Common Stock offered by the Selling
 Stockholders ...................................
                                                       900,000 shares

Common Stock to be outstanding after the
 offering:
  Class A Common Stock ..........................   11,587,007 shares(1)

  Class B Common Stock ..........................    3,040,262 shares

    Total .......................................   14,627,269 shares(1)

Use of proceeds .................................   To acquire revenue
                                                    equipment currently leased
                                                    by the Company and reduce
                                                    indebtedness.

Nasdaq National Market symbol ...................   XPRSA
--------
(1) Excludes currently outstanding options to acquire 218,509 shares of Class A Common Stock, at a weighted average exercise price of $8.78 per share. See "Management--Stock Incentive Plan."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                               YEAR ENDED MARCH 31,
                                   --------------------------------------------
                                     1993     1994     1995     1996     1997
                                   -------- -------- -------- -------- --------
INCOME STATEMENT DATA(1):
  Operating revenue:
   U.S. Xpress.................... $164,856 $191,403 $230,416 $251,880 $296,974
   CSI/Crown......................   21,288   24,001   23,915   47,817   65,845
                                   -------- -------- -------- -------- --------
    Consolidated..................  186,144  215,404  254,331  299,697  362,819
  Income from operations..........    7,790   14,095   18,159    5,251   19,716
  Income before taxes.............    3,313    9,714   13,557       75   14,236
  Net income......................    1,867    6,042    8,263       94    7,878
  Net income per share............      .19      .63      .76      .01      .65
  Weighted average number of
   shares outstanding.............    9,665    9,665   10,806   12,003   12,168
TRUCKLOAD OPERATING DATA:
  Total revenue miles (in
   thousands).....................  160,664  180,609  204,804  222,496  261,596
  Average revenue per mile........ $   1.08 $   1.09 $   1.14 $   1.14 $   1.15
  Tractors (at end of period).....    1,323    1,504    1,721    1,975    2,246
  Average revenue per tractor per
   week........................... $  2,795 $  2,796 $  2,807 $  2,646 $  2,761

                                                             MARCH 31, 1997
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(3)
                                                         -------- --------------
BALANCE SHEET DATA:
  Working capital....................................... $ 33,829    $ 33,829
  Total assets..........................................  178,084     218,084
  Long-term debt, net of current portion(2).............   59,318      55,037
  Stockholders' equity..................................   63,162     107,443

--------
(1) Includes the results of operations of the following acquired businesses from dates of acquisition: the air freight service operations of Michael Lima Transportation from July 1996 and CSI/Reeves from August 1995. The Company's 50% acquisition of Hall Systems in March 1994 was accounted for under the equity method until the remaining 50% of Hall Systems was acquired in October 1995.
(2) Does not include $20 million of indebtedness incurred subsequent to March 31, 1997 in connection with the Rosedale and JTI acquisitions.
(3) Adjusted to give effect to the sale of the 2,500,000 shares of Class A Common Stock offered by the Company hereby at an assumed public offering price of $18.75 per share and application of the estimated net proceeds therefrom as described in "Use of Proceeds."

                                 RECENT RESULTS

  On July 10, 1997, the Company reported preliminary first quarter 1998 operating results. Operating revenues for the quarter ending June 30, 1997 totaled $107.9 million, an increase of 22.9% over first quarter 1997 revenues of $87.8 million. Income from operations for the first quarter 1998 totaled $8.0 million compared to $2.2 million for the same period in 1997, an increase of 263.6%. The Company generated net income of $3.9 million for the quarter, compared to $552,000 for the same period in 1997. Earnings per share for the first quarter of fiscal 1998 were $0.32 compared to $0.05 for the first quarter of fiscal 1997.

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, the following factors should be carefully considered in evaluating an investment in the shares of Class A Common Stock offered hereby.

ECONOMIC FACTORS

  The trucking industry has historically been highly cyclical as a result of various economic factors, such as excess capacity in the industry, the availability of qualified drivers, changes in fuel prices and the supply of fuel, increases in fuel or energy taxes, interest rate fluctuations, insurance costs, fluctuations in the resale value of revenue equipment, economic recessions and downturns in customers' business cycles and shipping requirements. The Company has little or no control over these economic factors. Significant increases or rapid fluctuations in fuel or other operating costs and interest rates, to the extent not offset by increases in freight rates, would reduce the Company's profitability. Economic recessions or downturns in customers' business cycles also could have a materially adverse effect on the operating results of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

AVAILABILITY OF DRIVERS

  Competition for drivers is intense within the trucking industry, and the Company periodically experiences difficulties in attracting and retaining qualified drivers. There can be no assurance that the Company's operations will not be affected by a shortage of qualified drivers in the future which could result in temporary under-utilization of revenue equipment, difficulty in meeting shipper demands and increased compensation levels for drivers. Difficulty in attracting or retaining qualified drivers could require the Company to limit its growth and could have a materially adverse effect on the Company's operations. See "Business--Drivers."

COMPETITION

  The trucking industry is highly competitive and fragmented and includes numerous regional, inter-regional and national truckload carriers, none of which dominates the market. The Company also competes with logistics providers and alternative forms of surface transportation, such as intermodal transportation, railroads and air freight carriers, particularly in the longer haul segments of its business. Historically, this competition has created downward pressure on the truckload industry's pricing structure. Competition for the freight transported by the Company is based on service, efficiency, the ability to meet shipping deadlines and freight rates. Prolonged weakness in the freight markets or downward pressure on freight rates could adversely affect the Company's results of operations or financial condition. Some truckload carriers and many railroad companies do have greater financial resources, operate more equipment and transport more freight than the Company. See "Business--Competition."

RISKS RELATED TO COMPANY'S GROWTH STRATEGY

  The Company's growth strategy includes the acquisition and deployment of additional revenue equipment and the expansion and development of its national operations and of its regional operations beyond the Midwestern, Western and Southeastern United States. These expanded operations will require the commitment of additional revenue equipment and personnel, as well as management resources, for future development.

  The Company's strategy for continued growth also includes the continued acquisition of small and medium-sized transportation companies. The Company will face competition from various transportation companies or other third parties for future acquisition opportunities. There can be no assurance that the Company can successfully acquire additional companies in the future. Any future acquisitions by the Company are likely to result in additional debt and amortization of goodwill and intangible assets, which could adversely affect the Company's profitability, or could involve the potentially dilutive issuance of additional equity securities. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company's operations, the diversion of management's attention from other business concerns, risks of entering markets in which the Company has little or no direct experience and the potential loss of customers, key employees and drivers of the acquired company, any of which could have a materially adverse effect on the Company's business and operating results. The Company does not have any commitments with respect to any acquisitions as of the date of this Prospectus. See "Business--Strategy."

SEASONALITY

  In the trucking industry, revenue generally shows a seasonal pattern as customers reduce shipments during and after the winter holiday season and its inherent weather variations. While the Company has reduced the seasonality of its business by obtaining new customers with more balanced shipping patterns, the Company's operating expenses have historically been higher in the winter months, due primarily to decreased fuel efficiency and increased maintenance costs for revenue equipment in colder weather. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality."

ACQUISITION OF REVENUE EQUIPMENT

  The Company's growth is dependent, in part, on its ability to acquire and deploy additional revenue equipment on a timely basis. Delays in the availability of equipment could occur due to a number of factors beyond the Company's control, including equipment and supply shortages and work stoppages at the equipment supplier. Any delay or interruption in the availability of equipment in the future could have a materially adverse effect on the Company's operations and could force it to curtail its plans for growth. See "Business--Equipment."

CAPITAL REQUIREMENTS

  The trucking industry is capital intensive. The Company depends on operating leases, lines of credit, secured equipment financing and cash flows from operations to finance the expansion and maintenance of its modern and cost-efficient revenue equipment and facilities. If the Company were unable in the future to enter into acceptable operating or capital lease arrangements, raise additional equity or borrow sufficient funds, it would be forced to limit its growth and operate its revenue equipment for longer periods, which could adversely affect the Company's operating results. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

FUEL

  Fuel is one of the Company's largest operating expenses. Fuel prices tend to fluctuate, and the Company hedges against such fluctuations only on a limited basis. Any increase in fuel taxes or in fuel prices, to the extent not offset by freight rate increases or fuel surcharges to customers, or any interruption in the supply of fuel, could have a materially adverse effect on the Company's operating results because the Company bears the risk of changes in operating costs.

REGULATION

  The Company is regulated by the United States Department of Transportation ("DOT") and by various state agencies. These regulatory authorities exercise broad powers, generally governing activities such as authorization to engage in motor carrier operations, rates and charges, operations, safety, financial reporting, and certain mergers, consolidations and acquisitions. The trucking industry is subject to possible regulatory and legislative changes (such as increasingly stringent environmental regulations or limits on vehicle weight and size) that may affect the economics of the industry by requiring changes in operating practices or by affecting the cost of providing truckload services. In addition, the Company's operations are subject to various environmental laws and regulations dealing with underground fuel storage tanks, the transportation and handling of hazardous materials and discharge of stormwater. If the

Company were to be involved in a spill or accident involving hazardous substances or if the Company were found to be in violation of applicable laws or regulations, the Company's business and operating results could be materially adversely affected. See "Business--Regulation."

DEPENDENCE ON CERTAIN CUSTOMERS

  For the fiscal year ended March 31, 1997, the Company's 25, 10 and 5 largest customers accounted for 35.4%, 21.9% and 14.1% of revenues, respectively. The Company does not have long-term contractual relationships with its customers, and there can be no assurance that the Company's relationships with its largest customers will continue. A reduction in or termination of services provided by the Company to one or more large customers could have a materially adverse effect on the Company's business and operating results. See "Business-- Marketing and Customers."

CLAIMS EXPOSURE; INSURANCE

  Prior to December 31, 1996, the Company was self-insured for personal injury and property damage in the amount of $500,000 per occurrence and could become subject to one or more as yet unasserted claims as a result of accidents which occurred prior to that date, which, if decided adversely to the Company, could have a materially adverse effect on the Company's operating results. The Company's effective insurance costs also could increase significantly as a result of adverse claims experience or as a result of general increases in insurance premiums. See "Business--Legal Proceedings."

DEPENDENCE ON MANAGEMENT

  The success of the Company is highly dependent on the continued services of the Company's senior management team, particularly Max L. Fuller and Patrick E. Quinn, the Company's Co-Chairmen of the Board, neither of whom has an employment agreement with the Company. The loss of either or both of their services could have a materially adverse effect on the Company. In addition, the Company's continued growth depends on its ability to attract and retain skilled management and other employees. There can be no assurance that the Company will be able to attract and retain additional qualified management or other employees in the future. See "Management."

VOTING RIGHTS OF CLASS A AND CLASS B COMMON STOCK; VOTING CONTROL BY PRINCIPAL STOCKHOLDERS

  The voting rights of the Class A Common Stock are limited by the Company's Amended and Restated Articles of Incorporation ("Restated Articles"). On all matters with respect to which the Company's stockholders have a right to vote, including the election of directors, each share of Class A Common Stock is entitled to one vote, while each share of Class B Common Stock is entitled to two votes. Except as otherwise required by law or expressly provided in the Restated Articles, the Class A Common Stock and Class B Common Stock vote together as a single class. Class B Common Stock can be converted into shares of Class A Common Stock on a share-for-share basis at the election of the holder and will be automatically converted to shares of Class A Common Stock upon transfer, except certain transfers among existing holders of Class B Common Stock and their respective immediate family members. See "Description of Capital Stock."

  Upon completion of this offering, Messrs. Fuller and Quinn will own approximately 39.9% of the outstanding shares of Class A Common Stock and all of the outstanding shares of Class B Common Stock, which together will represent approximately 60.6% of the total voting power of both classes of Common Stock. As long as Messrs. Fuller and Quinn control a majority of the voting stock of the Company, they will be able, acting together, to elect the entire Board of Directors of the Company and to determine the outcome of all matters involving a stockholder vote. See "Principal and Selling Stockholders" and "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of the Class A Common Stock or their availability for sale in the public market following this offering may have an adverse effect on prevailing market prices for the Class A Common Stock. Following this offering, the 3,400,000 shares offered hereby and the 3,335,000 shares sold in the Company's initial public offering will be freely tradeable unless acquired by affiliates of the Company. The Selling Stockholders, who after giving effect to this offering will beneficially own 8,059,735 shares of the Company's outstanding Class A and Class B Common Stock, along with the Company and its officers and directors as well as certain other principal stockholders have agreed with the Underwriters that they will not sell, offer or otherwise dispose of any of their shares for 90 days from the date of this offering without the prior consent of Alex. Brown & Sons Incorporated. After this 90-day period, all of such shares will be eligible for sale under, subject to the limitations of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). See "Shares Eligible for Future Sale."

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus contains forward-looking statements relating to future events or the future financial performance of the Company. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements may include, but not be limited to, projections of revenues, income or loss, capital expenditures, acquisitions, plans for growth and future operations, financing needs or plans or intentions relating to acquisitions by the Company, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the 2,500,000 shares of Class A Common Stock offered by the Company are estimated to be $44.3 million ($52.2 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $18.75 per share, after deduction of underwriting discounts and commissions and estimated offering expenses payable by the Company.

  Approximately $40 million of the net proceeds will be used to acquire revenue equipment leased by the Company under operating leases with current aggregate monthly lease payments of approximately $787,000. The balance of the net proceeds will be used to pay installment notes that have a weighted average interest rate of 8.53% and maturities ranging from March 1998 to January 1999.

  The Company will not receive any proceeds from the sale of shares of Class A Common Stock by the Selling Stockholders.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is traded on The Nasdaq National Market under the symbol "XPRSA." The following table sets forth, for the periods indicated, the high and low last sale prices for the Class A Common Stock, as reported by The Nasdaq National Market:

                                                                   HIGH   LOW
                                                                  ------ -----
     FISCAL 1996:
       First quarter............................................. $11.13 $8.125
       Second quarter............................................  11.13  7.00
       Third quarter.............................................   9.50  6.75
       Fourth quarter............................................   8.75  6.63
     FISCAL 1997:
       First quarter.............................................   8.50  6.63
       Second quarter............................................   9.75  5.75
       Third quarter.............................................  16.13  8.50
       Fourth quarter............................................  17.75 12.25
     FISCAL 1998:
       First quarter.............................................  20.25 14.38
       Second quarter (through July 9)...........................  19.00 18.50

  As of June 30, 1997, there were 9,077,007 shares of the Class A Common Stock outstanding, which were held by approximately 165 stockholders of record.

                                CAPITALIZATION

  The following table sets forth the current maturities of long-term debt and the capitalization of the Company as of March 31, 1997, and as adjusted for the sale of the 2,500,000 shares of the Class A Common Stock offered hereby by the Company (assuming a public offering price of $18.75 per share) and application of the estimated net proceeds therefrom as set forth in "Use of Proceeds."

                                                             MARCH 31, 1997
                                                          ---------------------
                                                           ACTUAL   AS ADJUSTED
                                                          --------  -----------
                                                             (IN THOUSANDS)
Current maturities of long-term debt(1).................. $ 13,008   $ 13,008
                                                          ========   ========
Long-term debt, net of current maturities(1)............. $ 59,318   $ 55,037
                                                          --------   --------
Stockholders' equity:
  Preferred stock, $0.01 par value 2,000,000 shares
   authorized; no shares issued and outstanding..........      --         --
  Common stock, Class A $0.01 par value, 30,000,000
   shares authorized; 9,046,044 shares issued and
   outstanding, actual; 11,546,174 shares issued and
   outstanding, as adjusted(2)...........................       90        115
  Common stock, Class B $0.01 par value, 7,500,000 shares
   authorized; 3,040,262 shares issued and outstanding,
   actual and as adjusted................................       30         30
  Additional paid-in capital.............................   33,832     78,088
  Retained earnings......................................   29,443     29,443
  Notes receivable from stockholders(3)..................     (233)      (233)
                                                          --------   --------
    Total stockholders' equity...........................   63,162    107,443
                                                          --------   --------
      Total capitalization............................... $122,480   $162,480
                                                          ========   ========

--------
(1) Does not include indebtedness of $20 million incurred subsequent to March 31, 1997 in connection with the Rosedale and JTI acquisitions.
(2) Excludes currently outstanding options to acquire 218,509 shares of Class A Common Stock at a weighted average price of $8.78 per share. See "Management--Stock Incentive Plan."
(3) Represents notes payable to the Company for the purchase of restricted stock on November 30, 1993 by certain key employees of the Company. See "Management--Stock Incentive Plan."

                                DIVIDEND POLICY

  The Company has never paid cash dividends on its Class A or Class B Common Stock and does not intend to pay cash dividends on its Common Stock for the foreseeable future. The declaration and payment of any future cash dividends will be determined by the Company's Board of Directors, based on the Company's results of operations, financial condition, cash requirements, certain corporate law restrictions, restrictions under loan agreements and other factors deemed relevant.

                     SELECTED CONSOLIDATED FINANCIAL DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

  The selected consolidated financial data presented below for the past five fiscal years have been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                               YEAR ENDED MARCH 31,
                                   --------------------------------------------
                                     1993     1994     1995     1996     1997
                                   -------- -------- -------- -------- --------
INCOME STATEMENT DATA(1):
  Operating revenue:
   U.S. Xpress.................... $164,856 $191,403 $230,416 $251,880 $296,974
   CSI/Crown......................   21,288   24,001   23,915   47,817   65,845
                                   -------- -------- -------- -------- --------
    Consolidated..................  186,144  215,404  254,331  299,697  362,819
  Income from operations..........    7,790   14,095   18,159    5,251   19,716
  Income before taxes.............    3,313    9,714   13,557       75   14,236
  Net income......................    1,867    6,042    8,263       94    7,878
  Net income per share............      .19      .63      .76      .01      .65
  Weighted average number of
   shares outstanding.............    9,665    9,665   10,806   12,003   12,168
TRUCKLOAD OPERATING DATA:
  Total revenue miles (in
   thousands).....................  160,664  180,609  204,804  222,496  261,596
  Average revenue per mile........ $   1.08 $   1.09 $   1.14 $   1.14 $   1.15
  Tractors (at end of period).....    1,323    1,504    1,721    1,975    2,246
  Average revenue per tractor per
   week........................... $  2,795 $  2,796 $  2,807 $  2,646 $  2,761
BALANCE SHEET DATA:
  Working capital................. $  8,611 $  2,636 $ 10,786 $ 19,606 $ 33,829
  Total assets....................   89,412  103,385  146,070  177,821  178,084
  Long-term debt, net of current
   maturities(2).                    51,628   49,871   46,157   61,789   59,318
  Stockholders' equity............    7,394   13,436   54,082   55,086   63,162

--------
(1) Includes the results of operations of the following acquired businesses from dates of acquisition: the air freight service operations of Michael Lima Transportation from July 1996 and CSI/Reeves from August 1995. The Company's 50% acquisition of Hall Systems in March 1994 was accounted for under the equity method until the remaining 50% of Hall Systems was acquired in October 1995.
(2) Does not include indebtedness of $20 million incurred subsequent to March 31, 1997 in connection with the Rosedale and JTI acquisitions.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

  The Company has initiated a strategy to enhance profitability and sustain growth by improving efficiency, reducing costs and introducing technologies to improve service. During fiscal 1997 the Company significantly improved operating results. Operating revenue for fiscal 1997 was $363 million, up from $300 million in fiscal 1996. Operating income was $19.7 million, compared to $5.2 million in fiscal 1996. Net income for fiscal 1997 was $7.9 million compared to $94,000 in fiscal 1996. Principal reasons for the Company's improved performance include:

  . the realignment of operations into two subsidiaries to combine various operating, marketing, maintenance and administrative functions to improve operating efficiencies, reduce costs, improve customer service and increase equipment utilization;

  . the reduction and increased predictability of costs by eliminating five maintenance facilities and outsourcing some maintenance activities, revising insurance programs, changing the Company's revenue equipment acquisition strategy and improving fuel economy;

  . the improvement of customer service and equipment utilization through a new bonus system that rewards operations personnel for exceeding equipment utilization and customer and driver satisfaction goals;

  . an increase in the Company's market share in its target markets of expedited freight, regional freight, services to third party logistics providers, dedicated fleet services and floorcovering logistics; and

  . a reduction in the seasonality of the Company's business by obtaining new customers with more predictable shipping patterns.

  These initiatives increased profitability in fiscal 1997, and management believes that these strategies will have a more significant effect on results of operations in the future.

  The acquisition of CSI/Reeves in August 1995 has resulted in a change in the Company's revenue mix and associated costs by increasing non-transportation revenues and costs. For example, the revenue and operating costs associated with the sale of installation supplies and the warehousing of floorcoverings by CSI/Crown affects the comparability of the Company's year-to-year results of operations as well as the comparability of the Company with other truckload carriers.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the components of the consolidated statements of operations expressed as a percentage of consolidated operating revenue:

                                                                YEAR ENDED
                                                                MARCH 31,
                                                              ----------------
                                                              1995  1996  1997
                                                              ----  ----  ----
Operating revenue............................................  100%  100%  100%
Operating expenses:
  Salaries, wages and employee benefits, including contract
   wages..................................................... 42.5  43.0  41.0
  Fuel and fuel taxes........................................ 16.8  16.3  16.9
  Vehicle rents..............................................  6.6   5.8   6.0
  Depreciation and amortization..............................  5.9   5.6   4.0
  Purchased transportation...................................  4.1   6.6   6.3
  Operating expenses and supplies............................  6.8   7.1   6.3
  Insurance premiums and claims..............................  4.2   4.3   4.2
  Operating taxes and licenses...............................  1.8   1.7   1.6
  Communications and utilities...............................  1.7   1.8   1.7
  Cost of installation supplies sold.........................  --    1.7   2.3
  Building rental............................................  0.8   1.2   1.3
  Bad debt expense...........................................  0.2   0.3   0.2
  General and other operating expenses.......................  2.7   3.2   3.2
  Gain on sales of equipment................................. (1.1) (0.4) (0.4)
  Equity in earnings of unconsolidated affiliate............. (0.1)  --    --
                                                              ----  ----  ----
    Total operating expenses................................. 92.9  98.2  94.6
                                                              ----  ----  ----
Income from operations.......................................  7.1   1.8   5.4
Interest and other income (expense), net..................... (1.8) (1.8) (1.5)
                                                              ----  ----  ----
Income before income tax provision...........................  5.3   --    3.9
Income tax provision......................................... (2.1)  --   (1.7)
                                                              ----  ----  ----
Net income...................................................  3.2%  --    2.2%
                                                              ====  ====  ====

COMPARISON OF FISCAL 1997 TO FISCAL 1996

  The Company's initiatives to improve equipment utilization and to reduce operating expenses as a percent of revenue had favorable results for fiscal 1997. In this period, utilization for the combined truckload operations increased 4.3% to $2,761 in revenue per tractor per week, compared to $2,646 during fiscal 1996. The operating ratio (operating expenses as a percentage of revenue) improved 3.6 percentage points, reflecting a 21% increase in revenue versus a 16.5% increase in operating expenses. The smaller increase in operating expenses, compared to revenues, was due to reductions in several fixed and variable expense items.

  Operating revenue during fiscal 1997 increased $63.1 million, or 21.1%, to $362.8 million, compared to $299.7 million during fiscal 1996. This increase resulted partially from the fiscal 1996 acquisitions of CSI/Reeves and Hall Systems, which together contributed $29.7 million of the $63.1 million increase. U.S. Xpress linehaul operations contributed $33.4 million to the increase. Increased U.S. Xpress linehaul revenue resulted from increased revenue miles and a slight increase in the rate per revenue mile.

  Operating expenses represented 94.6% of operating revenue for fiscal 1997, compared to 98.2% during fiscal 1996.

  Salaries, wages and employee benefits as a percentage of operating revenue were 41.0% for fiscal 1997, compared to 43.0% during fiscal 1996. This decrease was a result of salaries and wages for both Hall Systems and CSI/Crown representing a lower percentage of operating revenue due to the utilization of owner-operators at Hall Systems and the utilization of outside linehaul carriers at CSI/Crown. All owner-operator expenses and purchased linehaul services are reflected as purchased transportation.

  Fuel and fuel taxes as a percentage of operating revenue were 16.9% for fiscal 1997, compared to 16.3% during fiscal 1996. This increase was primarily attributable to an 11.0% increase in the average price per gallon, offset by a 2.2% increase in average miles per gallon.

  Vehicle rents as a percentage of operating revenue were 6.0% for fiscal 1997, compared to 5.8% for fiscal 1996. Depreciation and amortization as a percentage of operating revenue was 4.0% for fiscal 1997, compared to 5.6% during fiscal 1996. Overall, as a percentage of operating revenue, vehicle rents and depreciation were 10.0% for fiscal 1997, compared to 11.4% during fiscal 1996. This decrease was due in part to increased non-transportation revenue from CSI/Crown and an increase in owner-operator revenue from Hall Systems, both of which do not require expenditures for revenue equipment. Additionally, utilization for U.S. Xpress linehaul operations increased to $2,761 in revenue per tractor per week for fiscal 1997, a 4.3% increase from the previous fiscal year, which reduced the number of tractors required.

  Purchased transportation as a percentage of operating revenue was 6.3% for fiscal 1997, compared to 6.6% in fiscal 1996. This decrease was due to increased non-transportation revenue at CSI/Crown which does not require expenditures for purchased transportation.

  Operating expenses and supplies as a percentage of operating revenue were 6.3% for fiscal 1997, compared to 7.1% during fiscal 1996. This decrease resulted from two factors: (i) an increase in non-transportation revenue from CSI/Crown and an increase in owner-operator revenue from Hall Systems which do not require incremental Company expenditures for operating expenses and supplies; and (ii) reductions in maintenance expenses.

  Cost of installation supplies sold during fiscal 1997 was $8.2 million, compared to $5.2 million during fiscal 1996. This increase was due to an increase in installation supplies sold in fiscal 1997 to $11.0 million from $6.6 million in fiscal 1996. This expense item reflects the cost of carpet installation supplies that are sold to CSI/Crown's customers.

  Income from operations for fiscal 1997 increased $14.5 million, or 275.5%, to $19.7 million from $5.3 million during fiscal 1996. As a percentage of operating revenue, income from operations was 5.4% during fiscal 1997, compared to 1.8% during fiscal 1996.

  Income tax provision for fiscal 1997 was $6.4 million, compared to a $19,000 benefit in fiscal 1996. This reflects an effective federal and state income tax rate of 44.7% in fiscal 1997 as compared to the statutory federal and state rate of approximately 39.0%. This higher rate was primarily the result of non-deductible per diem allowances paid to drivers during part of fiscal 1997. Subsequent to December 31, 1996, per diem allowances paid to drivers were eliminated.

COMPARISON OF FISCAL 1996 TO FISCAL 1995

  Operating revenue for fiscal 1996 increased $45.4 million, or 17.8%, to $299.7 million, compared to $254.3 million in fiscal 1995. This increase resulted primarily from the acquisitions of CSI/Reeves and Hall Systems, which contributed $25.8 and $10.0 million of revenues, respectively, and a 5.1% increase in revenue miles operated by U.S. Xpress.

  Operating expenses represented 98.2% of operating revenue during fiscal 1996 and 92.9% during fiscal 1995.

  Salaries, wages and employee benefits as a percentage of operating revenue were 43.0% during fiscal 1996, compared to 42.5% in fiscal 1995. This increase was due to a 6.0% increase in driver pay in mid-March 1995 and an increase in the empty miles percentage to 6.9% of total miles in fiscal 1996, compared to 5.5% in fiscal 1995. Partly offsetting these factors were lower salaries and wages at Hall Systems, as a percentage of operating revenue, due to that company's utilization of owner- operators. All owner-operator expenses are reflected as purchased transportation.

  Fuel and fuel taxes as a percentage of operating revenue were 16.3% during fiscal 1996, compared to 16.8% in fiscal 1995. This decrease resulted from an increase of $5.4 million in logistics revenues and the addition of $7.9 million of non-transportation revenue from the newly acquired CSI/Reeves, both of which do not require Company expenditures for fuel and fuel taxes. As a percentage of operating revenue, excluding the increase in logistics and non-transportation revenue, fuel and fuel taxes were 17.0% during fiscal 1996.

  Vehicle rents as a percentage of operating revenue were 5.8% during fiscal 1996, compared to 6.6% in fiscal 1995. Depreciation and amortization represented 5.6% of operating revenue in fiscal 1996, compared to 5.9% in fiscal 1995. Overall, as a percentage of operating revenue, vehicle rents and depreciation and amortization were 11.4% during fiscal 1996, compared to 12.5% during fiscal 1995. This decrease was primarily attributable to increased revenues from warehousing, transportation logistics services and the sale of installation supplies, none of which required significant expenditures for revenue equipment. Revenue from warehousing, logistics services and the sale of installation supplies was $19.2 million during fiscal 1996, compared to $5.9 million in fiscal 1995. As a percentage of operating revenue, excluding the increase in logistics and non-transportation revenue, vehicle rents and depreciation were 11.9% during fiscal 1996.

  Purchased transportation as a percentage of operating revenue was 6.6% during fiscal 1996, compared to 4.1% during fiscal 1995. This increase resulted primarily from increased third-party transportation purchases by CSI/Reeves and Xpress Logistics, and owner-operator expense from Hall Systems. The majority of transportation services provided by Xpress Logistics and CSI/Reeves are provided by third parties.

  Operating expenses and supplies as a percentage of operating revenue were 7.1% during fiscal 1996, compared to 6.8% in fiscal 1995. This increase reflected high parts, tires and repair costs incurred in fiscal 1996 associated with preparing used tractors for disposal during the Company's second quarter.

  Cost of installation supplies sold during fiscal 1996 reflects costs of carpet installation supplies sold through CSI/Reeves to retail customers from the date of acquisition on August 31, 1995.

  Building rental as a percentage of operating revenue was 1.2% during fiscal 1996, compared to 0.8% during fiscal 1995. This increase was primarily attributable to building rental expenses associated with the acquired warehousing operations of CSI/Reeves.

  Gain on sales of equipment as a percentage of operating revenue was 0.4% during fiscal 1996, compared to 1.1% during fiscal 1995. Proceeds from the disposals of used equipment were $17.4 million during fiscal 1996, compared to $17.6 million during fiscal 1995.

  Income from operations for fiscal 1996 decreased $12.9 million, or 71.1%, to $5.3 million from $18.2 million in fiscal 1995. As a percentage of operating revenue, income from operations was 1.8% in fiscal 1996, compared to 7.1% in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary sources of liquidity during fiscal 1997 were funds provided by operations, borrowings under long-term debt facilities, lines of credit and proceeds from the sales of used property and equipment. At March 31, 1997, the Company had in place a $50.0 million credit facility with a group of banks with a weighted average interest rate of 6.77%, of which $14.5 million was available for borrowing. In fiscal 1998, the Company's primary sources of liquidity are expected to be the net proceeds of this offering, funds from operations, borrowings under installment notes payable and borrowings under the line of credit.

  Cash generated from operations decreased to $7.9 million in fiscal 1997 from $9.0 million in fiscal 1996. Net cash used in investment activities was $3.2 million in fiscal 1997 and $17.3 million in fiscal 1996. Of the cash used in investment activities in fiscal 1997, $24.8 million was used to acquire additional property and equipment, compared to $28.2 million in fiscal 1996. The decrease in amounts expended for purchases of new equipment in fiscal 1997, compared to fiscal 1996, reflects the Company's greater use of operating leases in fiscal 1997 as opposed to purchasing such equipment. The Company anticipates that expenditures (net of trade-ins) for the acquisition of revenue equipment will be approximately $68 million in fiscal 1998 and will be either acquired by purchases or financed through operating leases.

  Net cash used for financing activities was $4.1 million in fiscal 1997, compared to $6.3 million provided in fiscal 1996. This decrease resulted primarily from the Company's greater use of leased equipment in fiscal 1997. As a result, net repayments under lines of credit and long-term debt during fiscal 1997 were $4.1 million, compared to net borrowings of $5.4 million during fiscal 1996. Net borrowings under lines of credit were $1.0 million during fiscal 1997, compared to net borrowings of $30.3 million during fiscal 1996. During fiscal 1996, the Company obtained a new revolving line of credit with capacity up to $50.0 million. A portion of the availability under this new line was immediately used to repay an equal amount of existing long-term indebtedness bearing higher interest rates.

  Management believes that the net proceeds of this offering, funds provided by operations, borrowings under installment and bank notes payable and available borrowings under the Company's existing line of credit will be sufficient to fund its cash needs and anticipated capital expenditures through at least the next twelve months. Management also believes that the use of the net proceeds of this offering to acquire revenue equipment currently under operating leases and pay indebtedness will result in a reduction in interest rates under the existing line of credit and will increase the Company's flexibility to finance its planned future growth. However, if the Company were to make a significant cash acquisition, it is likely that the Company would need to increase its borrowing capability under its existing line of credit.

INFLATION

  Inflation has not had a material effect on the Company's results of operations or financial condition during the past three years. However, inflation higher than experienced during the past three years could have an adverse effect on the Company's future results.

SEASONALITY

  In the trucking industry, revenue generally shows a seasonal pattern as customers reduce shipments during and after the winter holiday season and its inherent weather variations. While the Company has reduced the seasonality of its business by obtaining new customers with more balanced shipping patterns, the Company's operating expenses have historically been higher in the winter months, due primarily to decreased fuel efficiency and increased maintenance costs for revenue equipment in colder weather.

                               INDUSTRY OVERVIEW

INDUSTRY OVERVIEW

  Truckload carriers such as the Company typically transport full trailer loads directly from origin to destination without the delays and expense of en route handling and multiple shipper load consolidation that characterize less-than-truckload ("LTL") carriers. As the service-sensitive, flexible mode of transportation, leading truckload carriers have consistently gained market share at the expense of more costly or less flexible modes such as LTL or rail. The Company estimates the for-hire truckload market segment of the transportation industry accounted for $60 billion in revenue in 1996 and the private fleet segment of the truckload industry generated $115 billion in 1996 revenues. The for-hire truckload segment is highly fragmented, with the ten largest for-hire truckload carriers accounting for less than 13% of total for-hire truckload revenues in 1996.

  Subsequent to deregulation in 1980, the truckload industry has experienced significant changes that affect both shippers and carriers. Five trends currently evolving in the truckload industry are:

  . Significant growth opportunities for high-service providers. Many shippers are focusing on improving the logistical efficiency of their manufacturing and distribution systems. With the adoption of just-in-time manufacturing and distribution systems, expedited product movement has become increasingly important and the demand for time-definite pickup and delivery of freight has increased. In addition, air freight customers are increasingly using truckload carriers for less costly expedited transportation services.

  . Increasing reliance on core carriers. Shippers are seeking to reduce the number of authorized carriers they use and establish long-term relationships with a small group of "core carriers." These relationships: (i) help to ensure consistent, high quality service for the shipper, (ii) enhance the likelihood for advanced electronic interface between shipper and carrier and (iii) provide the carrier the opportunity for higher equipment utilization and more predictable revenue streams.

  . Growing role of logistics providers. An increasing number of shippers are focusing their capital resources on their primary business and, therefore, are outsourcing their freight transportation management and logistics functions. Logistics providers coordinate the transportation of shipments on behalf of customers, often tailoring their services to meet the specific requirements of the shippers.

  . Driver shortage. A shortage of qualified drivers continues to constrain the truckload industry. In response, truckload carriers are constantly seeking methods such as better equipment, improved communications and increased compensation, to attract and retain drivers.

  . Industry consolidation. Competitive pressures within the truckload industry and high levels of service demanded by customers require today's carriers to demonstrate financial stability, critical mass and technological capabilities. Carriers that do not possess these characteristics have begun to exit the truckload industry through liquidation or through continued industry consolidation. Economies of scale in the industry favor large carriers with modern fleets, excellent service, superior technology and a strong capital base.

                                    BUSINESS

INTRODUCTION

  The Company is one of the ten largest truckload carriers in the United States. The Company provides transportation and logistics services throughout the United States and in parts of Canada and Mexico, specializing in time-definite and expedited longhaul and regional truckload services. The Company is a leader in the adoption of proven new technologies as a means of reducing costs and providing better service. The Company has two operating subsidiaries, U.S. Xpress and CSI/Crown. U.S. Xpress, which accounted for 82% of the Company's fiscal 1997 revenues, provides time-definite and expedited longhaul and regional truckload services as well as transportation and logistics services to the air freight industry. CSI/Crown is the leader in providing logistics services to manufacturers and retailers in the floorcovering industry. The Company's top 50 customers, most of which have designated the Company as a core carrier, include Federal Express, Carrier, Amana, Hewlett Packard, DuPont, Compaq and Armstrong.

  The Company has increased its revenues at a compounded annual growth rate of 18.2% over the past five fiscal years to $363 million for fiscal 1997 through the expansion of business from existing customers, the development of relationships with new customers and strategic acquisitions. The Company's strategy for future revenue growth is to continue to establish strategic alliances with its top customers, target high-service market segments, make strategic acquisitions and leverage its technology advantage. The Company also seeks to sustain growth through programs designed to recruit and retain quality drivers for its expanding fleet.

  The Company has initiated a strategy to enhance profitability and sustain growth by improving efficiency, reducing costs and introducing technology to improve service. The Company realigned its operations into two subsidiaries to combine various operating, marketing, maintenance and administrative functions thereby reducing costs and improving equipment utilization. The Company has improved the predictability of and further reduced costs by eliminating five maintenance facilities and outsourcing some maintenance activities, revising insurance programs, modifying its revenue equipment acquisition strategy and improving fuel economy. These initiatives increased profitability in fiscal 1997, and management believes that these strategies will have a more significant effect on results of operations in the future.

  The Company is a leader in the innovation and adoption of proven new technologies as a means of reducing costs and enhancing customer service. For example, the newly-introduced Xpress Connect Internet connection, a fully integrated customer-to-truck communications system, enables customers to trace freight, tender loads and exchange invoice information via the Internet as well as communicate with the Company via e-mail.

STRATEGY

  The Company's operating and growth strategy is focused on taking advantage of opportunities and evolving trends in the truckload transportation industry. These strategies include:

  . Position the Company as a premier high-service provider. The Company's services have attracted customers across many industries, particularly those that operate just-in-time manufacturing and distribution systems. A large portion of the Company's growth has been attributable to providing services that are differentiated from other truckload carriers. The Company was one of the first in the industry to establish time-definite pickups and deliveries as a standard for service quality. In addition, the Company is one of the few truckload carriers to provide expedited service throughout the continental United States and in parts of Canada and Mexico. This is particularly important to shippers that operate multiple, geographically-separated facilities. The Company has consistently utilized proven new technologies that provide value to customers, such as the newly-introduced Xpress Connect system that enables U.S. Xpress and CSI/Crown customers to trace freight, tender loads, exchange invoice information and perform other functions through the Internet.

  . Expand core carrier relationships with shippers. Through its service capabilities, the Company is positioned to act as a core carrier to major shippers. The Company provides longhaul and regional truckload service, expedited and time-definite service, dedicated fleets and services to third party logistics providers. In seeking customers, the Company emphasizes its commitment to flexibility, responsiveness, analytical planning and information systems. The Company's top 50 customers, most of which have designated the Company as a core carrier, include Federal Express, Carrier, Amana, Hewlett Packard, DuPont, Compaq and Armstrong and accounted for approximately 46% of revenues in fiscal 1997.

  . Emphasize driver-friendly practices. The Company focuses significant resources and attention on the successful recruiting, hiring, training and retention of qualified professional drivers. Hiring and retaining drivers is an essential element of the Company's continuing growth and profitability. The Company has implemented a number of ongoing initiatives to retain and recruit drivers, such as handling driver-friendly freight, adopting attractive compensation and benefits packages, providing equipment with desirable driver amenities and emphasizing a Company-wide culture of support for drivers' needs.

  . Continue to emphasize relationships with logistics providers. As shippers continue to focus on their core competencies and outsource their transportation needs, shippers' use of logistics providers is increasing. The Company believes that its service capabilities and high quality service will result in additional business opportunities with these logistics providers. The Company has established close working relationships with a number of leading third party logistics providers, such as Menlo Logistics, J.B. Hunt Logistics and Ryder Integrated Logistics. Revenues from logistics providers grew 196% to $33.1 million in fiscal 1997.

  . Continue to pursue attractive acquisition opportunities. The Company seeks strategic acquisition opportunities within the Company's established market segments or that complement its existing business. Management believes that market and financial forces will continue to create attractive acquisition opportunities. The Company has completed two acquisitions since the end of fiscal 1997.

SERVICES

  The Company provides six principal services: time-definite service, expedited service, regional service, service to third party logistics providers, dedicated fleets and floorcovering logistics.

  Time-Definite Service. This is the Company's principal service speciality and involves the pickup and delivery of freight on time-specific schedules over distances ranging from 200 to 3,000 miles. Time-definite transportation requires pickups and deliveries to be performed to exact appointment times or within a specified number of minutes without necessarily involving expedited transit times. This service is a key point of differentiation for U.S. Xpress from many other trucking companies that typically provide service only within windows ranging from several hours to a few days. Time-definite service is particularly important to the Company's customers that operate just-in-time manufacturing or distribution systems.

  Expedited Service. A substantial portion of the time-definite freight transported by the Company is handled on an expedited basis. The Company's expedited service consists of the pickup and delivery of freight on a prescribed schedule at transit times competitive to deferred air freight service. The Company is able to meet these transit times through the use of team drivers or relays at a much lower cost than deferred air freight. In fiscal 1997, expedited revenue grew 176% to $124.8 million, and accounted for 44% of U.S. Xpress' truckload revenue. Customers in the air freight industry accounted for approximately one-quarter of expedited services revenue, with the remainder provided by manufacturers, distributors and retailers.

  Examples of this service are as follows:

                                                                           TRANSIT TIME
         ORIGIN               DESTINATION                MILES              (IN HOURS)
         ------               -----------                -----             ------------
      Charlotte, NC        Los Angeles, CA               2,381                  53
      Atlanta, GA          San Francisco, CA             2,482                  55
      Seattle, WA          Miami, FL                     3,263                  73
      Dallas, TX           Chicago, IL                     923                  20
      Newark, NJ           Columbus, OH                    527                  12

  Regional Service. The ability to provide regional service is an important factor in obtaining many core carrier accounts. Recognizing the strategic importance of offering regional services, the Company acquired Hall Systems, a Southeast regional truckload carrier, in 1994. In 1995, the Company established regional truckload carrier service in the West and in July 1996, significantly expanded its Western regional operations with the acquisition of the air freight service operations of Michael Lima Transportation. Prior to fiscal 1998, regional service in the Midwest was offered by U.S. Xpress on a limited basis as a service to key customers and to reposition equipment. This service is expected to expand significantly as a result of the acquisition of JTI, a truckload carrier primarily serving the Midwest.

  Services to Third Party Logistics Providers. The Company has established strategic alliances with several major third party logistics suppliers. Logistics providers and air freight forwarders typically manage transportation purchasing, coordination and freight allocation for their customers. As shippers continue to focus on their core competencies and outsource their transportation needs, the use of logistics providers by shippers is expected to increase. Revenues from logistics providers increased 196% to $33.1 million in fiscal 1997.

  Dedicated Fleets. The Company provides equipment and drivers that are dedicated to specific customers and specific traffic lanes. The Company benefits from its dedicated operations through increased freight volume from key customers and improved planning of equipment requirements while drivers benefit from more predictable schedules and traveling regular routes. As of June 30, 1997, the Company operated 200 tractors dedicated to specific customers or lanes, compared with 83 tractors as of June 30, 1996.

  Floorcovering Logistics. CSI/Crown picks up floorcovering products from manufacturers; consolidates shipments into truckloads bound for specific destinations; contracts with U.S. Xpress and other truckload carriers to deliver the products to CSI/Crown service centers or to contract agents; and delivers or arranges for delivery of the products to floorcovering distributors and retailers throughout the United States and in parts of Canada and Mexico. In addition, CSI/Crown provides warehouse facilities, cutting services and installation supplies to floor covering distributors and retailers. The Company's revenues from floor covering logistics in fiscal 1997 were $65.8 million, an increase of 38% from fiscal 1996. In April 1997, CSI/Crown purchased Rosedale's floor covering distribution system assets, including dock and material handling equipment and assumed Rosedale's leases of eight terminal facilities and several customer agreements. As a result, CSI/Crown now operates 28 distribution centers and contracts with others to provide distribution services at 31 other locations.

MARKETING AND CUSTOMERS

  Marketing personnel target customers for each of the Company's six major services. The Company's services are marketed on the basis of the Company's commitment to high levels of service, flexibility, responsiveness, analytical planning and high technology information management. The Company's marketing department is primarily responsible for identifying new business prospects and implementing marketing programs to obtain and retain customer accounts. The marketing staff also is responsible for offering the Company's logistics capabilities to existing and new customers and to third party logistics providers.

  Mr. Quinn, the Company's Co-Chairman, and Mr. Lusk, the Executive Vice President of Marketing, are directly involved in marketing the Company's services at the national account level and supporting local sales activities. In addition, the Company employs 17 full-time marketing representatives, who are geographically dispersed.

  The Company's top 50 customers, most of which have designated the Company as a core carrier include Federal Express, Carrier, Amana, Hewlett Packard, DuPont, Compaq and Armstrong, and accounted for approximately 57.3% of revenues in fiscal 1997. During fiscal 1997, no single customer accounted for more than 6% of the Company's revenue.

TECHNOLOGY

  The Company adopts proven new technologies that result in both competitive service advantages and more profitable service to its customers. Within the past five years, the Company developed a computerized information system that has been integrated with the QUALCOMM Omnitracs satellite communication system (the "QUALCOMM system"). The QUALCOMM system provides direct communication between the Company and its drivers to enhance customer service and equipment utilization. The Company's Electronic Data Interchange ("EDI") capabilities provide customers with an efficient means of tendering loads, tracing freight, directly paying invoices and performing other administrative functions. Management believes that this system is a base from which it will be able to provide enhanced customer service and ultimately provide direct connectivity between customers and drivers via the Internet.

  Xpress Connect. In November 1996, the Company introduced its proprietary Internet-based Xpress Connect system that enables customers to trace freight, tender loads and exchange invoice information via the Internet and communicate with the Company via e-mail. The system, which is a featured part of the Company's World Wide Web site, is designed to assist shippers in better managing their transportation shipments by providing up-to-date information on the location and status of active shipments as well as historical information on completed shipments. The Company believes that Xpress Connect is the first World Wide Web application to permit a customer to track shipments without prior knowledge of shipment or order numbers. Xpress Connect is customer-specific and password protected to guarantee the security of each customer's proprietary information.

  Eaton Vorad. This collision avoidance system is specified equipment on the Freightliner's Century Class tractors now being deployed by U.S. Xpress. This radar-based system is designed to detect traffic ahead and to the side of trucks, thereby providing drivers with additional response time to avoid side and front impact collision. The U.S. Xpress fleet had more than 1,100 such systems in operation at June 30, 1997.

  Transit Technologies. The Pre-Pass(TM) and Advantage 75(TM) technologies enable a tractor to stop at one weigh station and receive clearance for travel on participating highways. After the truck conducts an initial visit to a weigh station, information regarding the truck and its contents are downloaded onto a transponder located on the tractor. Thereafter, a sensor located along the highway reads the information contained in the transponder and allows the truck and its contents to be electronically cleared without the delays associated with multiple weigh station visits. The Company participated in beta tests for these technologies and equipped a majority of its tractors with these systems as of June 30, 1997. The Company has begun to implement a similar technology to expedite movement through toll plazas. These technologies enhance fuel economy, improve equipment utilization, improve transit times and reduce accidents.

DRIVERS

  At June 30, 1997, U.S. Xpress employed 3,461 drivers. Recruiting, training and retention of qualified drivers are all essential to support the Company's continued growth and to maintain high equipment utilization. The Company has implemented a number of ongoing initiatives to retain and recruit drivers, such as handling driver-friendly freight, adopting an attractive compensation and benefits package, providing equipment with desirable driver amenities and providing a Company-wide culture of support for drivers' needs.

  Recruiting. The Company's recruiting efforts include targeted advertising and recruitment by Company drivers. New driver candidates are carefully screened on the basis of prior driving experience and safety records and are required to pass mandatory drug tests. The Company also maintains a "quick response" system that investigates prospective drivers' credentials and driving histories and in many instances qualifies drivers for hiring within one business day of application.

  Training. All new drivers, regardless of experience, are trained under strict guidelines. The Company provides a two-day orientation program to inform drivers about the Company, its equipment and its expectations. The orientation program also stresses safety instruction and proper operation of the tractors and trailers used by the Company.

  Driver Managers. Each Company driver is assigned a driver manager who is responsible for all aspects of driver satisfaction, including miles, home time and resolution of work-related issues. Driver managers' performance is evaluated based on equipment utilization, driver turnover, driver miles, on time service and driver safety performance. The driver managers communicate with drivers daily through the satellite communications system and by telephone when personal communication is warranted.

  Driver-Friendly Freight. The Company focuses much of its marketing effort on customers with freight which is driver-friendly in that it requires minimal or no loading or unloading by drivers and minimizes waiting time for drivers while trucks are loaded or unloaded.

  Compensation and Benefits. Company drivers are compensated primarily on the basis of miles driven, with base pay per mile increasing with a driver's length of employment. Drivers also earn additional mileage pay through safety and mileage incentive bonuses. Employee benefits include paid holidays and vacations, health insurance, a 401(k) retirement plan under which the Company matches 50% of employee contributions up to 6% of compensation and pre-paid telephone calling cards that contain 30 minutes of free calling time per month. The Company recently increased its driver pay an average of $.02 per mile in order to provide a competitive wage.

  Driver Amenities. The Company's late-model, conventional tractors are designed for driver comfort and safety. In fiscal 1997, the Company began purchasing Freightliner Century Class tractors, which contain additional driver amenities, such as double sleeper bunks, extra large cabs, air-ride suspensions and additional storage for personal items. The Company also has developed specific satellite communications applications that enable drivers to remain in touch with their families and receive information about pay and expense advances, directions to customer locations, weather updates and load assignments. In October 1996, the Company introduced Internet e-mail capability to its entire fleet.

EQUIPMENT

  At June 30, 1997, U.S. Xpress operated 2,474 Freightliner conventional tractors and 5,824 dry van trailers. Over 97% of the trailers are 53' x 102" high-cubic capacity vans, many of which include air ride suspension. During fiscal 1997, management implemented a program designed to reduce the Company's trailer to tractor ratio as a part of its cost reduction strategies.

  Growth of the Company's tractor and trailer fleets is managed based on market conditions and the Company's experience and expectations with respect to equipment utilization levels. The Company determines the specifications of equipment purchases based on such factors as vehicle and component quality, warranty service, driver preferences, new vehicle prices and the likely resale market. Because the fleet is standardized and has warranty maintenance agreements with original equipment suppliers, the Company has reduced parts inventories and maintenance costs.

  Tractors are typically replaced every 36 months, generally well in advance of the need for major engine overhauls. This schedule can be accelerated or delayed based on trade-in values of existing revenue equipment. The Company has negotiated favorable arrangements from its primary equipment vendors for its scheduled 1998 purchases of tractors, which reduce the Company's risks related to equipment resale values. The Company purchases all of its tractors from Freightliner and has begun purchasing composite plate trailers from Wabash. The air ride suspension trailers provide a more comfortable ride for the drivers and allow the Company to haul sensitive freight such as electronic equipment. The lighter Wabash composite trailers reduce fuel consumption and increase capacity.

SAFETY AND RISK MANAGEMENT

  The Company is committed to ensuring that it has safe drivers. The Company regularly communicates with drivers to promote safety and to instill safe work habits through Company media, safety review sessions and ethics and responsibility training. These programs reinforce the importance of driving safely, abiding by all laws and regulations such as speed limits and driving hours, performing regular equipment inspections and acting as good citizens on the road. The Company's accident review committee meets weekly to review any new accidents, take appropriate action related to drivers, examine accident trends and implement changes in procedures or communications to address safety issues.

  Management's emphasis on safety also is demonstrated through its equipment specifications, such as anti-lock brakes on tractors and trailers, automatic engine brakes, electronic engines, special mirrors, conspicuity tape and the implementation of the Eaton Vorad collision avoidance system on all Freightliner Century Class tractors.

  The Company requires prospective drivers to meet higher qualification standards than those required by the DOT. The DOT requires the Company's drivers to obtain national commercial driver's licenses pursuant to the regulations promulgated by the DOT. The DOT also requires that the employer implement a drug-testing program in accordance with DOT regulations. The Company's program includes pre-employment, random, reasonable cause, post-accident and post-injury drug testing.

  The primary claims arising in the Company's business consist of cargo loss and damage, vehicle liability (personal injury and property damage). The Company currently purchases primary and excess coverage for these types of claims in levels which management believes are sufficient to adequately protect the Company from significant claims. The Company also maintains primary and excess coverage for employee medical expenses and hospitalization, damage to physical properties and equipment damage resulting from collisions or other losses.

PERSONNEL

  At June 30, 1997, the Company employed 4,916 persons, including 3,461 drivers at U.S. Xpress. In addition, 108 independent contractor/drivers provided services to U.S. Xpress. The Company considers relations with its employees, all of whom are non-union, to be satisfactory.

  On August 1, 1996, the Company ended its arrangement with a third-party leasing company under which the Company leased its drivers and most office and maintenance employees. On that date, all persons employed through the leasing company became employees of the Company or its subsidiaries. On January 1, 1997, the Company entered into an arrangement with a third party, under which the Company out-sourced administration of payroll, benefits, unemployment insurance and workers' compensation. Under this arrangement, the Company pays the third party for its services a fixed amount per employee. The Company believes that this arrangement enables it to achieve cost savings on personnel benefits and insurance premiums.

COMPETITION

  The trucking industry is highly competitive and fragmented and includes numerous regional, inter-regional and national truckload carriers, none of which dominates the market. The Company also competes with logistics providers and alternative forms of surface transportation, such as intermodal transportation, railroads and air freight carriers, particularly in the longer haul segments of its business. Historically, this competition has created downward pressure on the truckload industry's pricing structure. Competition for the freight transported by the Company is based on service, efficiency, the ability to meet shipping deadlines and freight rates. Prolonged weakness in the freight markets or downward pressure on freight rates could adversely affect the Company's results of operations or financial condition. Some truckload carriers and many railroad companies do have greater financial resources, operate more equipment and transport more freight than the Company.

REGULATION

  The Company, as a motor carrier, is subject to rules and regulations promulgated by the DOT and by various laws and regulations enforced by state agencies. These regulatory authorities have broad powers, generally governing activities such as authority to engage in motor carrier operations, accounting systems, certain mergers, consolidations, acquisitions and periodic financial reporting. Subject to federal, state and provincial regulatory authorities, the Company may transport most types of freight to and from any point in the continental United States and in parts of Mexico and Canada over any route selected by the Company. The trucking industry is subject to possible regulatory and legislative changes (such as increasingly stringent environmental regulations or limits on vehicle weight and size) that may affect the economics of the industry by requiring changes in operating practices or by affecting the cost of providing truckload services.

  The Company has underground storage tanks for diesel fuel at its terminals in Chattanooga, Tennessee; Tunnel Hill, Georgia; Oklahoma City, Oklahoma; Birmingham, Alabama; and Lincoln, Nebraska. As a result, the Company is subject to regulations promulgated by the EPA governing the design, construction and operation of underground fuel storage tanks from installation to closure. The Company believes all of its tanks are in substantial compliance with EPA regulations.

PROPERTIES

  Most of the Company's offices and terminals are leased. The Company's and U.S. Xpress' headquarters are located in two leased buildings in Chattanooga, Tennessee. CSI/Crown is based in Tunnel Hill, Georgia, approximately 25 miles from the Chattanooga location. In addition to the headquarters locations, U.S. Xpress operates 18 terminal facilities and CSI/Crown operates 28 distribution service centers.

  Each of the Company's terminals and service centers is headed by a terminal or service center manager. Seven U.S. Xpress terminals include maintenance facilities. Several terminals include driver lounges and customer service functions for local pickups and deliveries. In fiscal 1997, an expansion of the CSI/Crown dock facility in Tunnel Hill was completed, and expansion of the U.S. Xpress maintenance facility at Tunnel Hill was begun. The Company believes that its current facilities are adequate for its present needs although the Company may consider consolidation of some office operations into a new headquarters facility in the next several years. The Company also periodically seeks additional locations and facilities and has not encountered any significant difficulty in locating additional facilities.

LEGAL PROCEEDINGS

  The Company is routinely a party to litigation incidental to its business, primarily involving claims for worker's compensation or for personal injury and property damage incurred in the transportation of freight. The Company maintains insurance which covers liability in excess of retained amounts for personal injury and property damage claims. Prior to December 31, 1996, the Company was self-insured for personal injury and property damage in the amount of $500,000 per occurrence and could become subject to one or more as yet unasserted claims as a result of accidents which occurred prior to that date, which, if decided adversely to the Company, could have a materially adverse affect on the Company's operating results.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company are as follows:

           NAME           AGE                     POSITION
           ----           ---                     --------
 Max L. Fuller...........  44 Co-Chairman of the Board, Vice President and
                              Secretary, Director
 Patrick E. Quinn........  51 Co-Chairman of the Board, President and
                              Treasurer, Director
 Ray M. Harlin...........  47 Chief Financial Officer, Director Nominee
 E. William Lusk, Jr. ...  41 Executive Vice President of Marketing, Director
 William K. Farris.......  44 Executive Vice President of Operations and
                              President, U.S. Xpress, Inc., Director
 L. D. Miller, II........  43 Chairman of CSI/Crown, Inc.
 Steven J. Cleary........  39 Chief Executive Officer and General Manager of
                              CSI/Crown, Inc.
 Thor N. Edman, Jr. .....  52 President of CSI/Crown, Inc.
 Ronald E. Pate..........  54 President of U.S. Xpress Leasing, Inc.
 James B. Baker..........  51 Director
 A. Alexander Taylor,      44 Director
  II.....................

  All directors are elected for one-year terms by the Company's stockholders and hold office until their successors are elected and qualified. Executive officers of the Company are appointed annually by the Board of Directors and serve at the Board's discretion.

  Mr. Fuller has served as Co-Chairman of the Board of the Company since March 1994 and was first elected a director, Vice President and Secretary of the Company in 1985. Mr. Fuller has been employed in the transportation industry continuously since 1970 and served as Vice President of Southwest Equipment Rental, Inc., a transportation company, from 1974 to July 1985, when he left to form U.S. Xpress with Mr. Quinn. Mr. Fuller currently serves as a director of the Tennessee and Georgia Trucking Associations, is a past director of the University of Georgia Trucking Profitability Studies Conference and is active in the Young Presidents Organization.

  Mr. Quinn has served as Co-Chairman of the Board since March 1994 and also as President and Treasurer of the Company since 1985. Mr. Quinn was first elected a director of the Company in 1985. In 1977, he joined Southwest Equipment Rental, Inc., a transportation company, as Vice President and General Counsel and became Executive Vice President and General Manager in 1984. Mr. Quinn left Southwest Equipment Rental, Inc. in July 1985 to form U.S. Xpress with Mr. Fuller. Mr. Quinn is Chairman of the American Trucking Association's Communications and Image Advisory Committee, a Director and the Treasurer of the American Trucking Association's Litigation Center and a member of the Board of Directors of the Truckload Carriers Association.

  Mr. Harlin has served as Chief Financial Officer of the Company since June 1997 and is a nominee for election to the Board of Directors. Prior to joining the Company, Mr. Harlin was employed for 25 years with the public accounting firm of Arthur Andersen LLP. He was a Partner with that firm for the last 14 years serving in the Chattanooga, Tennessee office. Mr. Harlin is a member of the American Institute of Certified Public Accountants.

  Mr. Lusk has served as an Executive Vice President of the Company since 1996 and was Vice President of Marketing of the Company from 1991 to 1996. He previously served as Executive Vice

President of U.S. Xpress, an operating subsidiary of the Company, from 1987 to 1990 and has been employed in the transportation industry in various capacities for the past 19 years.

  Mr. Farris was named Executive Vice President of Operations of the Company and President of U.S. Xpress in 1996. He previously served as Vice President of Operations of the Company from 1993 to 1996. Mr. Farris was Vice President of Operations of Southwest from 1991 to 1993 and Vice President of Customer Service of U.S. Xpress from 1988 to 1991.

  Mr. Cleary joined the Company in 1991 as Director of Human Resources and was named Vice President of Human Resources and Safety in 1994. He was named Executive Vice President of Human Resources in 1996 and Chief Executive Officer and General Manager of CSI/Crown in 1997. Prior to joining the Company, he served in operations and human resources management positions for Ryder Distribution Services and Rollins Transportation Services.

  Mr. Miller served as President of Crown Transport from its inception in 1985 until the merger of Crown Transport and CSI/Reeves in 1996. He now serves as Chairman of CSI/Crown. He has been employed in the transportation industry since 1974.

  Mr. Edman served as President and Chief Executive Officer of CSI/Reeves, Inc. from 1990 to 1995, when the Company acquired CSI/Reeves, Inc. Mr. Edman has served as President of CSI/Crown since the acquisition. He has been employed in the floor covering industry since 1968.

  Mr. Pate joined the Company in 1994 as Assistant Director of Maintenance. He became Director of Maintenance later that year and Executive Vice President of U.S. Xpress Leasing, Inc., the Company's equipment leasing and maintenance subsidiary. He was named President of U.S. Xpress Leasing, Inc. in 1996. Prior to joining the Company, Mr. Pate was Vice President of Chattanooga operations for Universal Tire Company and had been employed in the tire business for 25 years.

  Mr. Baker has served as a director of the Company since 1994. Mr. Baker has been a partner in River Associates, LLC, an investment firm, since 1993. Previously, Mr. Baker was employed by CONSTAR International, Inc., a plastic container manufacturer, as a Senior Vice President from 1988 to 1991 and as the President and Chief Operating Officer from 1991 to 1992. Mr. Baker is also a director of Wellman, Inc., a chemical company.

  Mr. Taylor has served as a director of the Company since 1994. Mr. Taylor has been a partner with the law firm of Miller & Martin since 1983. Mr. Taylor is also a director of Chattem, Inc., a publicly-held consumer products company.

COMMITTEES

  The Board of Directors has established an Audit Committee and a Compensation Committee. The functions of the Audit Committee are to meet with the independent public accountants of the Company, to review the audit plan for the Company, to review the annual audit of the Company with the accountants, together with any other reports or recommendations made by the accountants, to recommend whether the auditors should be continued as auditors of the Company and, if other auditors are to be selected, to recommend the auditors to be selected. The Audit Committee also reviews with the auditors for the Company the adequacy of the Company's internal controls and perform such other duties as shall be delegated to the Committee by the Board of Directors. Messrs. Baker, Quinn and Taylor serve as the members of the Audit Committee, with Mr. Taylor serving as Chairman.

  The functions of the Compensation Committee are to recommend to the Board of Directors policies and plans concerning the salaries, bonuses and other compensation of the senior executives of the Company, including reviewing the salaries of the senior executives; recommending bonuses, stock options and other forms of additional compensation for them; establishing and reviewing policies regarding management perquisites and performing such other duties as shall be delegated to the Committee by the Board. Messrs. Baker, Fuller and Taylor serve as members of the Compensation Committee, with Mr. Baker serving as Chairman.

DIRECTOR COMPENSATION

  Directors who receive no other compensation from the Company receive a $5,000 annual retainer, $1,000 for each Board meeting attended, and $1,000 for each committee meeting not held in conjunction with a Board of Directors' meeting. In accordance with the terms of the 1995 Non-Employee Directors Stock Award and Option Plan, each of the current non-employee directors has currently elected to receive shares of the Company's Class A Common Stock in lieu of cash compensation for their service on the Board. In addition, each non-employee director is granted an option to purchase 1,200 shares of Class A Common Stock on the date he is elected or re-elected. Options have an exercise price equal to the fair market value of the Company's Class A Common Stock as of the grant date and vest over a three-year period.

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

  The following table sets forth information concerning compensation paid or accrued to the Co-Chairman of the Board and the four other most highly compensated executive officers of the Company for the past three fiscal years:

                          SUMMARY COMPENSATION TABLE

                                                               LONG-TERM
                                ANNUAL COMPENSATION           COMPENSATION
                         ---------------------------------- ----------------
                                                             AWARDS  PAYOUTS
                                                            -------- -------
  NAME AND                                     OTHER ANNUAL   LTIP            ALL OTHER
  PRINCIPAL              FISCAL SALARY  BONUS  COMPENSATION OPTIONS/ PAYOUTS COMPENSATION
  POSITION                YEAR    ($)    ($)      ($)(1)    SARS ($)   ($)      ($)(2)
  ---------              ------ ------- ------ ------------ -------- ------- ------------
Patrick E. Quinn........  1997  500,000    --     1,458         --      --       3,505
 Co-Chairman,             1996  500,000    --       260         --      --       3,364
 President and Treasurer  1995  534,952    --     6,065         --      --     675,176(3)(4)
Max L. Fuller...........  1997  500,000    --     1,594         --      --       2,964
 Co-Chairman, Vice        1996  500,000    --     1,463         --      --       2,848
 President and Secretary  1995  534,952    --     6,366         --      --     651,192(3)(4)
L. D. Miller, III.......  1997  244,629 40,000    8,400      10,000     --      43,375
 Chairman, CSI/Crown      1996  211,578 25,000    8,400         --      --      37,500
                          1995  228,089    --     8,400         --      --      42,746
William K. Farris.......  1997  135,962    --     8,400      10,000     --         --
 Executive Vice
  President--             1996  123,077    --     5,600         --      --         --
 Operations and
  President,              1995  107,981    --       --          --      --      30,705(4)
 U.S. Xpress
E. William Lusk, Jr.....  1997  135,962    --     8,400      10,000  41,712      3,090
 Executive Vice           1996  123,077    --     6,114         --      --       3,090
 President--Marketing     1995  107,981    --     1,454         --      --      33,430(4)
Thor N. Edman, Jr.......  1997  124,900    --     8,400      10,000     --       3,210
 President, CSI/Crown     1996   72,116    --     4,200         --      --       2,049
                          1995      --     --       --          --      --         --

--------
(1) Amounts represent compensation for auto expenses.
(2) Amounts in 1997 represent the Company's contribution pursuant to the Company's 401(k) Plan of $2,500, $2,500, $4,750, $3,090 and $3,210, for
    each of Messrs. Quinn, Fuller, Miller, Lusk and Edman, respectively, and life insurance premiums of $1,005, $464 and $38,625 paid by the Company for Messrs. Quinn, Fuller and Miller, respectively.
(3) Amounts in 1995 include an annual payment of $406,875 for each of Messrs. Quinn and Fuller pursuant to a compensation arrangement in which the Company paid Messrs. Quinn and Fuller 0.5% of the total amount of the Company's indebtedness and certain future operating lease payments that were secured by their personal guarantees. As a result of the Company's initial public offering in October 1994, the Company was able to obtain the release of the personal guarantees of Messrs. Quinn and Fuller on the Company's indebtedness and future operating lease commitments. Accordingly, compensation related to such personal guarantees was eliminated in January 1995.
(4) Amounts in 1995 also include the Company's contribution to a profit-sharing plan of $205,403, $205,403, $30,705 and $30,523 for each of
    Messrs. Quinn, Fuller, Farris and Lusk, respectively.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth information with respect to the named executives concerning the exercise of options during the last fiscal year and unexercised options held as of March 31, 1997:

                   AGGREGATED EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                           SHARES               NUMBER OF UNEXERCISED     VALUE OF UNEXERCISED
                          ACQUIRED    VALUE      OPTIONS AT 3/31/97        OPTIONS AT 3/31/97
                         ON EXERCISE REALIZED EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
                         ----------- -------- ------------------------- -------------------------
Patrick E. Quinn........      --         --              --                        --
Max L. Fuller...........      --         --              --                        --
L.D. Miller, III........      --         --          3,333/ 6,667           $ 23,747/$ 47,502
William K. Farris.......      --         --         25,341/39,680           $227,982/$353,863
E. William Lusk, Jr. ...    5,000    $40,150        20,341/39,680           $181,582/$353,863
Thor N. Edman, Jr. .....      --         --          3,333/ 6,667           $ 23,747/$ 47,502

  The following table shows information concerning the individual grants of stock options made during fiscal 1997 to each of the named executive officers of the Company and the potential realizable values of the grants assuming annually compounded stock price appreciation rates of 5% and 10% per annum over the option term. The 5% and 10% rates of appreciation are set by the rules of the Securities and Exchange Commission and are not intended to forecast possible future appreciation, if any.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                  POTENTIAL
                                                                              REALIZABLE VALUE
                                          INDIVIDUAL GRANTS                   AT ASSUMED ANNUAL
                         ----------------------------------------------------  RATES OF STOCK
                          NUMBER OF   PERCENT OF TOTAL                              PRICE
                          SECURITIES    OPTIONS/SARS                          APPRECIATION FOR
                          UNDERLYING     GRANTED TO    EXERCISE OR               OPTION TERM
                         OPTIONS/SARS   EMPLOYEES IN   BASE PRICE  EXPIRATION -----------------
      NAME               GRANTED (#)    FISCAL YEAR     ($/SHARE)     DATE     5% ($)  10% ($)
      ----               ------------ ---------------- ----------- ---------- -------- --------
Patrick E. Quinn........       --            --             --           --        --       --
Max L. Fuller...........       --            --             --           --        --       --
L.D. Miller, III........    10,000          9.57%        $6.875    8/27/2006  $111,987 $178,320
William K. Farris.......    10,000          9.57%        $6.875    8/27/2006  $111,987 $178,320
E. William Lusk, Jr. ...    10,000          9.57%        $6.875    8/27/2006  $111,987 $178,320
Thor N. Edman, Jr. .....    10,000          9.57%        $6.875    8/27/2006  $111,987 $178,320

SALARY CONTINUATION AGREEMENT

  Messrs. Quinn and Fuller have each entered into an agreement with the Company, pursuant to which the Company is obligated, in the event of either of their deaths, to continue paying 50% of their current salary for a period of six months and, in the event of either of their disabilities, to continue paying their current salary in full for a period of 12 months and 50% of their current salary for an additional 12 months thereafter. The agreements also provide that Messrs. Quinn and Fuller will receive payments on account of personal guarantees of Company indebtedness at the current rate if either of them or their estates personally guarantee any Company indebtedness.

STOCK INCENTIVE PLAN

  In November 1993, the Company adopted the U.S. Xpress Enterprises, Inc. Incentive Stock Plan (the "Plan"). The Plan provides for the issuance of shares of restricted common stock of the Company, as well as both incentive and nonstatutory stock options. There may be issued under the Plan (as restricted stock, in payment of performance grants, or pursuant to the exercise of stock options) an aggregate of not more than the greater of (a) 1,038,138 shares of Class A Common Stock, or (b) 8% of the total number of shares of Common Stock of all classes outstanding at any given time. Participants in the Plan may include key employees as selected by the Compensation Committee. Under the terms of the Plan, the Company may sell restricted shares, grant options, or issue performance grants to participants in amounts and for such prices as determined by the Compensation Committee. All options will vest immediately in the event of a change in control of the Company, or the death, disability, or retirement of the employee.

  On November 30, 1993, 289,195 shares of restricted Class A Common Stock were sold to employees at $4.72 per share, which approximated the fair market value of the shares at the date of sale. Employees issued recourse notes payable to the Company in the aggregate amount of $1,365,000 as payment for the restricted shares. The notes bear interest at 6% and are due in three equal annual installments beginning November 30, 1999. The restricted stock may not be sold, assigned, transferred, pledged or otherwise disposed of during the restriction period.

  In fiscal 1995, the Board authorized, upon the completion of the Company's initial public offering, the removal of the restrictions on 91,800 shares scheduled to expire on November 30, 1995. In exchange for the removal of restrictions on these shares, the affected employees repaid an aggregate of $837,800 of the related recourse notes. During each of the years ended March 31, 1997, 1996 and 1995, 18,390 shares of restricted stock were forfeited, and related recourse notes receivable of $44,900 were canceled. At March 31, 1997, 91,750 shares of restricted stock were outstanding. The restrictions expire on November 30, 1997 and 1998. Restrictions also expire in the event of a change in control of the Company or upon the death, disability or retirement of the employee.

  Effective as of July 3, 1997, the Board authorized the grant of options to acquire 50,000 shares of Class A Common Stock at an exercise price of $18.75 per share and the issuance of 10,000 shares of restricted Class A Common Stock to Mr. Harlin. The options vest ratably over five years from the first anniversary date of grant. The restrictions on the restricted shares expire ratably over five years from the first anniversary date of the issuance.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  There are no members of the Company's Compensation Committee who serve as a member of another company's compensation committee. See "Certain Relationship and Transactions" for a discussion of certain transactions between the Company and certain members of the Board of Directors.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

  The information set forth herein briefly describes certain transactions between the Company and certain affiliated parties. The Company believes that the terms of these transactions, are comparable to the terms that could be obtained from unaffiliated parties. Future transactions, if any, with affiliated parties will be approved by the Audit Committee and will be on terms no less favorable to the Company than those that could be obtained from unaffiliated parties.

  Messrs. Quinn and Fuller together own 100% of Paragon Leasing, LLC ("Paragon"). Paragon purchases, sells and leases used tractors and trailers. In fiscal 1997, the Company paid Paragon approximately $869,000 in rent for leased trailers.

  Messrs. Quinn and Fuller, together with the Quinn Family Partnership and the Fuller Family Partnership, own approximately 43% of Transcom Technologies, Inc. ("Transcom"). Transcom operates a debit card system that is marketed to, among others, truck drivers through which long distance phone calls and Internet e-mail access can be debited to the customer's account. The Company purchases $10 per month of telephone time per tractor for its drivers through Transcom, in lieu of reimbursing drivers for telephone expenses. Total payments by the Company to Transcom in fiscal 1997 were $142,919.

  Six terminals used by the Company during fiscal 1997 are owned by Q&F Realty, LLC and California Q&F Realty, LLC, of which Messrs. Quinn and Fuller own 100% of the membership interests, and leased to the Company, in management's opinion, at fair market rent. In the aggregate, rental payments to the LLCs from the Company and its subsidiaries in fiscal 1997 were $1,639,000.

  Substantially all of Messrs. Quinn and Fuller's business time is spent on the Company's business and affairs. In the case of each of the other companies in which Messrs. Quinn and Fuller own an interest, that company has other active, full-time management personnel who operate that company's business.

  During fiscal 1997, the Company incurred fees for legal services to the law firm of Miller & Martin, of which A. Alexander Taylor, II, a director of the Company, is a partner.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth information regarding the ownership of the Class A and Class B Common Stock as of July 10, 1997 and as adjusted to reflect the sale of the shares of Class A and Class B Common Stock offered hereby with respect to (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of either class of Common Stock, (ii) each director and nominee, (iii) the Co-Chairmen of the Board and the four other most highly compensated executive officers who earned in excess of $100,000 during the 1997 fiscal year, and (iv) all directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

                               SHARES BENEFICIALLY                SHARES TO BE BENEFICIALLY
                              OWNED BEFORE OFFERING                 OWNED AFTER OFFERING
                          ----------------------------- SHARES  -----------------------------
                                               PERCENT  OFFERED                      PERCENT
          NAME             CLASS A   CLASS B  (1)(2)(3) NUMBER   CLASS A   CLASS B  (1)(2)(3)
          ----            --------- --------- --------- ------- --------- --------- ---------
Max L. Fuller(4)(6).....  2,800,018 1,520,131   35.7    450,000 2,350,018 1,520,131   26.5
Patrick E. Quinn(5)(6)..  2,674,539 1,520,131   34.6    405,084 2,269,455 1,520,131   25.9
Quinn Family
 Partnership............    444,916       --     3.7     44,916   400,000       --     2.7
J. & W. Seligman and
 Co., Incorporated(7)...  1,449,899       --    12.0            1,449,899       --     9.9
William K. Farris(1)....     52,021       --       *               52,021       --       *
E. William Lusk,
 Jr.(1).................     47,021       --       *               47,021       --       *
Ray M. Harlin...........     10,000       --       *               10,000       --       *
James B. Baker(1)(8)....      5,508       --       *                5,508       --       *
A. Alexander
 Taylor, II(1)..........      4,008       --       *                4,008       --       *
Thor N. Edman, Jr.(1)...      3,333       --       *                3,333       --       *
L.D. Miller, III(1)(9)..      3,333       --       *                3,333       --       *
All Executive Officers
 and Directors as a
 Group (11 Persons).....  5,623,737 3,040,262   71.4            4,768,653 3,040,262   53.4

--------
 * Less than 1% of the Class A and Class B Common Stock.
(1) Share amounts include shares issuable pursuant to stock options that are exercisable within 60 days of July 10, 1997 held by the following individuals: Mr. Farris--15,341 shares, Mr. Lusk--10,341 shares, Mr. Edman--3,333 shares, Mr. Baker--800 shares and Mr. Taylor--800 shares.
(2) Percentage of total number of outstanding shares of both Class A and Class B Common Stock.
(3) For the purpose of computing the percentage of outstanding shares owned by each beneficial owner, the shares issuable pursuant to presently exercisable stock options held by such beneficial owner are deemed to be outstanding. Such options are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.
(4) Does not include 444,916 shares of Class A Common stock held by the Fuller Family Partnership, as to which shares Mr. Fuller disclaims beneficial ownership.
(5) Does not include 444,916 shares of Class A Common Stock held by the Quinn Family Partnership, as to which shares Mr. Quinn disclaims beneficial ownership.
(6) The principal business address for Messrs. Quinn and Fuller is 2931 South Market Street, Chattanooga, Tennessee 37410.
(7) The principal business address of J. & W. Seligman and Co., Incorporated is 100 Park Avenue, New York, New York 10017. The reported information is based upon the Schedule 13G filed by J. & W. Seligman and Co., Incorporated with the Securities and Exchange Commission on February 13, 1997.
(8) Does not include 500 shares of Class A Common Stock held by Mr. Baker's son, as to which shares Mr. Baker disclaims beneficial ownership.
(9) Does not include a total of 6,000 shares of Class A Common Stock held by Mr. Miller's wife and two children, as to which shares Mr. Miller disclaims beneficial ownership.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Company is authorized to issue up to 30,000,000 shares of Class A Common Stock, par value $0.01 per share, 7,500,000 shares of Class B Common Stock, par value $0.01 per share and up to 2,000,000 shares of preferred stock, par value $0.01 per share. As of July 10, 1997, 9,087,007 shares of Class A Common Stock and 3,040,262 shares of Class B Common Stock were issued and outstanding. No shares of preferred stock have been issued.

CLASS A AND CLASS B COMMON STOCK

  Voting. Holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to two votes per share. All actions submitted to a vote of stockholders are voted on by holders of Class A and Class B Common Stock voting together as a single class, except as otherwise set forth below or provided by law.

  Conversion. Class A Common Stock has no conversion rights. Class B Common Stock may be converted into Class A Common Stock, in whole or in part, at any time and from time to time on the basis of one share of Class A Common Stock for each share of Class B Common Stock. If at any time any shares of Class B Common Stock are beneficially owned by any person other than Messrs. Fuller and Quinn (or certain immediate family members), such shares shall automatically be converted into an equal number of shares of Class A Common Stock.

  Dividends. Holders of Class A Common Stock are entitled to receive cash dividends on the same basis as Class B Common Stock if and when such dividends are declared by the Board of Directors of the Company from funds legally available therefor. In the case of any dividend paid in stock, holders of Class A Common Stock are entitled to receive the same percentage dividend (payable in shares of Class A Common Stock) as the holders of Class B Common Stock receive (payable in shares of Class B Common Stock).

  Liquidation. Holders of Class A and Class B Common Stock share with each other on a ratable basis as a single class in the net assets of the Company available for distribution in respect of Class A and Class B Common Stock in the event of liquidation.

  Other Terms. Neither the Class A nor the Class B Common Stock may be subdivided, consolidated, reclassified or otherwise changed unless contemporaneously therewith the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

  In any merger, consolidation or business combination, the consideration to be received per share by holders of either Class A or Class B Common Stock must be identical to that received by holders of the other class of Common Stock, except that in any such transaction in which shares of capital stock are distributed, such shares may differ as to voting rights only to the extent that voting rights now differ between Class A and Class B Common Stock.

  The rights, preferences and privileges of holders of both classes of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK

  The Board of Directors of the Company is authorized, without further action of the stockholders of the Company, to issue up to 2,000,000 shares of preferred stock in classes or series and to fix the voting powers, designations, preferences or other rights of the shares of each such class or series and the qualifications, limitations and restrictions thereon. Such preferred stock may rank prior to the Common Stock as to dividend rights, liquidation preferences or both, may have full or limited voting rights and may be convertible into shares of either class of the Company's Common stock.

  The purpose of authorizing the Board of Directors to issue preferred stock is, in part, to eliminate delays associated with a stockholder vote in specific instances. The issuance of preferred stock, for example in connection with a stockholder rights plan, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding existing stock of the Company.

  The Company has no present plans to issue any shares of the preferred stock.

CERTAIN PROVISIONS OF RESTATED ARTICLES AND BYLAWS

  Provisions with Anti-takeover Implications. A number of provisions of the Company's Restated Articles and Bylaws deal with matters of corporate governance and the rights of stockholders. The Company's Restated Articles provide the Board of Directors the ability to issue shares of preferred stock and to set the voting rights, preferences and other terms thereof. This ability afforded to the Board of Directors by the Restated Articles may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interest). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Company's Class A Common Stock, which may result from actual or rumored takeover attempts, will be inhibited.

  The Company's Bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board of the Company, if one is elected, by the President or by a majority of the directors. The Company's Bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting. The Company's Bylaws also set forth certain advance notice or information requirements and time limitations on any director nomination or any new business which a stockholder wishes to propose for consideration at an annual or special meeting of stockholders. Any such nomination or new business must be stated in writing and filed with the Secretary of the Company (a) at least 30 days before the anniversary date of the notice of the immediately preceding annual meeting of stockholders; or (b) in the event of a special meeting, at least 10 days after notice of such special meeting. The notice must contain certain information relating to the nominee for director or new business proposal. The Board of Directors of the Company may reject any nomination or new business proposal not timely made or supported by insufficient information.

  The foregoing provisions, together with the provisions of the Nevada General Corporation Law discussed below (see Statutory Business Combination Provision), also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of the Class A Common Stock. The Board of Directors of the Company adopted these provisions upon the recommendation of management that these provisions are appropriate to protect the interests of the Company and all of its stockholders.

  Indemnification. The Company's Bylaws provide that directors and officers of the Company will be indemnified by the Company to the fullest extent authorized by Nevada law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The Bylaws of the Company also provide that the right of directors and officers to indemnification is not exclusive of any other right now possessed or hereafter acquired under any statute, agreement or otherwise.

  Limitation of Liability. The Restated Articles provide that to the fullest extent permitted by Nevada law directors and officers of the Company are not personally liable for monetary damages to the Company for certain breaches of their fiduciary duty as directors or officers. This provision would have no effect on the availability of equitable remedies or non-monetary relief, such as an injunction or rescission for breach of the duty of care. In addition, the provision applies only to claims against a director or officer arising out of his role as a director or officer and not in any other capacity. Further, liability of a director or officer for violations of the federal securities laws are not limited by this provision. Directors and officers, however, will no longer be liable for monetary damages arising from decisions involving violations of the duty of care which could be deemed grossly negligent.

STATUTORY BUSINESS COMBINATION PROVISION

  The Company is subject to the provisions of Section 78.411 et seq. of the Nevada General Corporation Law ("Business Combination Act"). The Business Combination Act provides, with certain exceptions, that a Nevada corporation may not engage in any of a broad range of business combinations with a person or affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder, unless the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder.

  The Business Corporation Act further provides that a Nevada corporation may not engage in such a business combination after the expiration of three years from the date that such person became an interested stockholder, unless the business combination is approved by the board of directors of the corporation before the person became an interested stockholder or by the affirmative vote of a majority of outstanding votes not beneficially owned by the interested stockholder at a meeting called not earlier than three years after the interested stockholder's date of acquiring shares.

  Under the Business Combination Act, an "interested stockholder" is defined as any person that is (i) the owner of 10% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 10% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

  At its option, a corporation may exclude itself from the coverage of the Business Combination Act by amending its Restated Articles by action of its stockholders, other than interested stockholders and their affiliates and associates, to exempt itself from coverage, provided that such charter amendment may not become effective until 18 months after the date it is adopted and does not apply to any combination of the corporation with an interested stockholder whose date of acquiring shares is on or before the effective date of the amendment. The Company has not adopted such an amendment to its Restated Articles.

TRANSFER AGENT AND REGISTRAR

  Boston EquiServe, L.P. is the Transfer Agent and Registrar for the Class A Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 11,587,007 shares of Class A Common Stock and 3,040,262 shares of Class B Common Stock that may be converted into Class A Common Stock. Of these shares, all of the 3,400,000 shares (3,910,000 shares if the Underwriters' over-allotment option is exercised in full) sold in this offering will be and the 3,335,000 shares sold in the Company's initial public offering are freely transferable by persons other than "affiliates" of the Company, without restriction or further restriction under the Securities Act.

  The remaining 4,852,007 shares of Class A Common Stock and all of the shares of Class B Common Stock that may be converted into Class A Common Stock outstanding are "restricted securities" within the meaning of Rule 144 ("Rule 144") under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. Certain principal stockholders and the officers and directors of the Company, beneficially holding an aggregate of 8,653,831 shares, and the Company have agreed, subject to certain exceptions, not to sell or otherwise dispose of such shares, for 90 days after the date of this offering without the prior written consent of Alex. Brown & Sons Incorporated.

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned his or her shares for at least one year, including an "affiliate" of the Company (as that term is defined under the Securities Act), is entitled to sell, within any three-month period, that number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Class A Common Stock of the Company or (ii) the average weekly trading volume of the then outstanding shares during the four calendar weeks preceding each such sale. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned shares for at least two years is entitled to sell such shares under Rule 144 without regard to the volume limitations described above. Affiliates, including members of the Board of Directors and senior management, continue their respective to be subject to such limitations.

  No predictions can be made of the effect, if any, that market sales of restricted securities or the availability of restricted securities for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Class A Common Stock in the public market, or the perception that such sales could occur, could have an adverse impact on the market price.

                                  UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Morgan Stanley & Co. Incorporated, Morgan Keegan & Company, Inc. and Schroder & Co. Inc. (the "Representatives"), have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the initial public offering price less the underwriting discounts and commission set forth on the cover page of this Prospectus.

                                                                       NUMBER OF
   UNDERWRITERS                                                         SHARES
   ------------                                                        ---------
   Alex. Brown & Sons Incorporated....................................
   Morgan Stanley & Co. Incorporated..................................
   Morgan Keegan & Company, Inc. .....................................
   Schroder & Co. Inc. ...............................................
                                                                       ---------
     Total............................................................ 3,400,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase the total number of shares of Class A Common Stock offered hereby if any of such shares are purchased.

  The Company and certain of the Selling Stockholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Class A Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price
less a concession not in excess of $   per share. The Underwriters may allow,
and such dealers may reallow, a concession not to exceed $   per share to
certain other dealers. After commencement of the public offering, the offering price and other selling terms may be changed by Representatives of the Underwriters.

  The Company and the Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 442,500 and 67,500 shares of the Class A Common Stock, respectively, at the public offering price set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Class A Common Stock purchased by each of them as shown in the above table, bears to 3,400,000, and the Selling Stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Class A Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,400,000 shares are being offered.

  In connection with this offering, certain Underwriters may engage in passive market making transactions in the Class A Common Stock on The Nasdaq National Market immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on The Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Class A Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Class A Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  Subject to applicable limitations, the Underwriters, in connection with this offering, may place bids for or make purchases of the Class A Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Class A Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with this offering. The Underwriters are not required to engage in these activities and may end these activities at any time.

  The Underwriting Agreement contains covenants of indemnity and contribution between the Underwriters and the Company and the Selling Stockholders with respect to certain civil liabilities, including liabilities under the Securities Act.

  Certain of the Company's principal stockholders and the directors and officers, who following the offering will beneficially own an aggregate of 5,613,569 shares of Class A Common Stock and 3,040,262 shares of Class B Common Stock, and the Company have agreed not to offer, sell or otherwise dispose of any of such Common Stock or any shares of Common Stock issuable upon exercise of any options for Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Miller & Martin, Chattanooga, Tennessee. A. Alexander Taylor, II, a Director of the Company, is a partner in the law firm of Miller & Martin. Certain legal matters in connection with this offering are being passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

  The consolidated financial statements and schedules included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                U.S. XPRESS ENTERPRISES, INC. AND SUBSIDIARIES

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................. F-2
Consolidated Statements of Operations for the Years Ended March 31, 1995,
 1996 and 1997............................................................ F-3
Consolidated Balance Sheets as of March 31, 1996 and 1997................. F-4
Consolidated Statements of Cash Flows for the Years Ended March 31, 1995,
 1996 and 1997............................................................ F-5
Consolidated Statements of Stockholders' Equity for the Years Ended March
 31, 1995, 1996
 and 1997................................................................. F-6
Notes to Consolidated Financial Statements................................ F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

  To the Board of Directors and Stockholders of U.S. Xpress Enterprises, Inc.:

  We have audited the accompanying consolidated balance sheets of U.S. Xpress Enterprises, Inc. (a Nevada corporation) and subsidiaries as of March 31, 1996 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Xpress Enterprises, Inc. and subsidiaries as of March 31, 1996 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1997 in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP
                                          _____________________________________
                                          ARTHUR ANDERSEN LLP

Chattanooga, Tennessee
May 7, 1997

                 U.S. XPRESS ENTERPRISES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                          FOR THE
                                                   YEARS ENDED MARCH 31,
                                                 ----------------------------
                                                   1995      1996      1997
                                                 --------  --------  --------
Operating Revenue............................... $254,331  $299,697  $362,819
                                                 --------  --------  --------
Operating Expenses:
 Salaries, wages and employee benefits,
  including contract wages......................  108,074   129,311   148,850
 Fuel and fuel taxes............................   42,586    48,782    61,268
 Vehicle rents..................................   16,767    17,263    21,603
 Depreciation and amortization..................   15,070    16,765    14,492
 Purchased transportation.......................   10,493    19,929    22,682
 Operating expenses and supplies................   17,398    21,321    22,503
 Insurance premiums and claims..................   10,457    12,874    15,265
 Operating taxes and licenses...................    4,608     5,227     5,984
 Communications and utilities...................    4,332     5,343     6,301
 Cost of installation supplies sold.............      --      5,214     8,180
 Building rental................................    2,063     3,495     4,878
 Bad debt expense...............................      543       784       880
 General and other operating expenses...........    6,949     9,582    11,506
 Gain on sales of equipment.....................   (2,979)   (1,320)   (1,289)
 Equity in earnings of unconsolidated
  affiliate.....................................     (189)     (124)      --
                                                 --------  --------  --------
  Total operating expenses......................  236,172   294,446   343,103
                                                 --------  --------  --------
Income from Operations..........................   18,159     5,251    19,716
                                                 --------  --------  --------
Other Income (Expense):
 Interest expense, net..........................   (4,796)   (5,251)   (5,542)
 Other income, net..............................      194        75        62
                                                 --------  --------  --------
  Total other expense...........................   (4,602)   (5,176)   (5,480)
                                                 --------  --------  --------
Income Before Income Tax Provision..............   13,557        75    14,236
Income Tax (Provision) Benefit..................   (5,294)       19    (6,358)
                                                 --------  --------  --------
Net Income...................................... $  8,263  $     94  $  7,878
                                                 ========  ========  ========
Earnings Per Share.............................. $    .76  $    .01  $    .65
                                                 ========  ========  ========
Weighted Average Common Shares and Common Share
 Equivalents Outstanding........................   10,806    12,003    12,168
                                                 ========  ========  ========

 The accompanying notes are an integral part of these consolidated statements.

                 U.S. XPRESS ENTERPRISES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                MARCH 31,
                                                            ------------------
                                                              1996      1997
                                                            --------  --------
ASSETS
Current Assets
 Cash and cash equivalents................................. $  4,378  $  5,092
 Customer receivables, net of allowance of $3,033 in 1996
  and $2,733 in 1997.......................................   41,910    50,056
 Other receivables.........................................    4,318     3,969
 Prepaid insurance and licenses............................    4,837     3,853
 Operating and installation supplies.......................    4,033     4,904
 Deferred income taxes.....................................    3,888     4,443
 Other current assets......................................      482       719
                                                            --------  --------
    Total current assets...................................   63,846    73,036
                                                            --------  --------
Property and Equipment, at cost
 Land and buildings........................................    2,232     2,717
 Revenue and service equipment.............................  126,501   112,076
 Furniture and equipment...................................   10,325    11,265
 Leasehold improvements....................................    5,086     7,619
                                                            --------  --------
                                                             144,144   133,677
 Less accumulated depreciation and amortization............  (39,702)  (39,803)
                                                            --------  --------
    Net property and equipment.............................  104,442    93,874
                                                            --------  --------
Other Assets
 Goodwill, net.............................................    6,579     7,700
 Other.....................................................    2,954     3,474
                                                            --------  --------
    Total other assets.....................................    9,533    11,174
                                                            --------  --------
    Total Assets........................................... $177,821  $178,084
                                                            ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
 Accounts payable.......................................... $ 10,025  $  8,708
 Accrued wages and benefits................................    5,543     5,086
 Claims and insurance accruals.............................   11,465     9,601
 Other accrued liabilities.................................    3,378     2,804
 Current maturities of long-term debt......................   13,829    13,008
                                                            --------  --------
    Total current liabilities..............................   44,240    39,207
                                                            --------  --------
Long-Term Debt, net of current maturities..................   61,789    59,318
                                                            --------  --------
Deferred Income Taxes......................................   10,885    14,543
                                                            --------  --------
Other Long-Term Liabilities................................    5,821     1,854
                                                            --------  --------
Commitments and Contingencies (Notes 6 and 8)
Stockholders' Equity
 Preferred Stock, $.01 par value, 2,000,000 shares
  authorized, no shares issued.............................      --        --
 Common Stock Class A, $.01 par value, 30,000,000 shares
  authorized, 9,034,884 and 9,046,044 shares issued and
  outstanding at March 31, 1996 and 1997, respectively.....       89        90
 Common Stock Class B, $.01 par value, 7,500,000 shares
  authorized, 3,040,262 shares issued and outstanding at
  March 31, 1996 and 1997..................................       30        30
 Additional paid-in capital................................   33,774    33,832
 Retained earnings.........................................   21,565    29,443
 Notes receivable from stockholders........................     (372)     (233)
                                                            --------  --------
    Total stockholders' equity.............................   55,086    63,162
                                                            --------  --------
    Total Liabilities and Stockholders' Equity............. $177,821  $178,084
                                                            ========  ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                 U.S. XPRESS ENTERPRISES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                               FOR THE YEARS ENDED MARCH 31,
                                               -------------------------------
                                                 1995       1996       1997
                                               ---------  ---------  ---------
Cash Flows from Operating Activities:
 Net income..................................  $   8,263  $      94  $   7,878
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Deferred income tax provision.............      1,953      2,737      3,103
   Depreciation and amortization.............     15,070     16,765     14,492
   Gain on sales of equipment................     (2,979)    (1,320)    (1,289)
   Equity in earnings of unconsolidated
    affiliate................................       (189)      (124)       --
   Increase in receivables...................     (3,279)    (9,674)    (7,309)
   (Increase) decrease in prepaid insurance
    and licenses.............................     (1,484)      (497)       984
   (Increase) decrease in operating
    supplies.................................         10       (688)      (575)
   (Increase) decrease in other assets.......        190       (559)    (1,141)
   Increase (decrease) in accounts payable
    and other accrued liabilities............      2,669      3,606     (7,722)
   Increase (decrease) in accrued wages and
    benefits.................................      2,190     (1,317)      (457)
   Other.....................................        --          16         18
                                               ---------  ---------  ---------
  Net cash provided by operating activities..     22,414      9,039      7,982
                                               ---------  ---------  ---------
Cash Flows from Investing Activities:
 Payments for purchases of property and
  equipment..................................    (61,072)   (28,247)   (24,868)
 Proceeds from sales of property and
  equipment..................................     17,582     17,383     24,618
 Repayment of notes receivable from
  stockholders...............................        838        --          94
 Acquisition of business, net of cash
  acquired...................................       (308)    (6,227)    (3,048)
 Acquisition of remaining 50% of
  unconsolidated affiliate, net of cash
  acquired...................................        --        (239)       --
                                               ---------  ---------  ---------
  Net cash used in investing activities......    (42,960)   (17,330)    (3,204)
                                               ---------  ---------  ---------
Cash Flows from Financing Activities:
 Net borrowings (payments) under lines of
  credit.....................................     (7,158)    30,325      1,000
 Payment of long-term debt...................    (31,305)   (36,355)   (26,450)
 Borrowings under long-term debt.............     32,215     11,468     21,300
 Proceeds from exercise of stock options.....        --         --         128
 Proceeds from issuance of common stock......     31,588        --         --
 Repurchase of restricted common stock.......        (42)       (42)       (42)
 Increase in other liabilities...............        481        906        --
                                               ---------  ---------  ---------
  Net cash provided by (used in) financing
   activities................................     25,779      6,302     (4,064)
                                               ---------  ---------  ---------
Net Increase (Decrease) in Cash and Cash
 Equivalents.................................      5,233     (1,989)       714
Cash and Cash Equivalents, beginning of
 year........................................      1,134      6,367      4,378
                                               ---------  ---------  ---------
Cash and Cash Equivalents, end of year.......  $   6,367  $   4,378  $   5,092
                                               =========  =========  =========
Supplemental Disclosure of Cash Flow
 Information:
 Cash paid during the year for interest......  $   5,227  $   5,198  $   5,643
                                               =========  =========  =========
 Cash paid (refunded) during the year for
  income taxes, net..........................  $   2,621  $    (470) $   2,766
                                               =========  =========  =========
Supplemental Disclosure of Significant
 Noncash Investing and Financing Activities:
Issuance of long-term debt in connection with
 purchase of business........................  $     600  $     --   $     792
                                               =========  =========  =========

 The accompanying notes are an integral part of these consolidated statements.

                 U.S. XPRESS ENTERPRISES, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                NOTES
                          COMMON STOCK   ADDITIONAL           RECEIVABLE
                         ---------------  PAID-IN   RETAINED     FROM
                         CLASS A CLASS B  CAPITAL   EARNINGS STOCKHOLDERS  TOTAL
                         ------- ------- ---------- -------- ------------ -------
Balance, March 31,
 1994...................   $73     $22    $ 1,433   $13,208    $(1,300)   $13,436
 Net income.............   --      --         --      8,263        --       8,263
 Conversion of 815,680
  shares of Class A
  Common Stock to Class
  B Common Stock........    (8)      8        --        --         --         --
 Issuance of 2,500,000
  shares of Class A
  Common Stock in
  initial public
  offering..............    25     --      31,563       --         --      31,588
 Repayment of notes
  receivable from
  stockholders..........   --      --         --        --         838        838
 Repurchase of 18,390
  shares of restricted
  stock.................    (1)    --         (87)      --          45        (43)
                           ---     ---    -------   -------    -------    -------
Balance, March 31,
 1995...................    89      30     32,909    21,471       (417)    54,082
 Net income.............   --      --         --         94        --          94
 Repurchase of 18,390
  shares of restricted
  stock.................    (1)    --         (87)      --          45        (43)
 Issuance of 1,744
  shares of Class A
  Common Stock for non-
  employee director
  compensation..........   --      --          16       --         --          16
 Issuance of 110,182
  shares of Class A
  Common Stock for
  purchase of Hall
  Systems...............     1     --         936       --         --         937
                           ---     ---    -------   -------    -------    -------
Balance, March 31,
 1996...................    89      30     33,774    21,565       (372)    55,086
 Net income.............   --      --         --      7,878        --       7,878
 Repurchase of 18,390
  shares of restricted
  stock.................   --      --         (87)      --          45        (42)
 Repayment of notes
  receivable from
  stockholders..........   --      --         --        --          94         94
 Issuance of 2,542
  shares of Class A
  Common Stock for non-
  employee director
  compensation..........   --      --          18       --         --          18
 Proceeds from exercise
  of 27,008 stock
  options...............     1     --         127       --         --         128
                           ---     ---    -------   -------    -------    -------
Balance, March 31,
 1997...................   $90     $30    $33,832   $29,443    $  (233)   $63,162
                           ===     ===    =======   =======    =======    =======

 The accompanying notes are an integral part of these consolidated statements.

                 U.S. XPRESS ENTERPRISES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND OPERATIONS

  U. S. Xpress Enterprises, Inc. (the "Company") provides transportation services through two subsidiaries. U.S. Xpress, Inc. ("U.S. Xpress") is a truckload carrier serving the Continental United States, Canada and Mexico. CSI/Crown, Inc. ("CSI/Crown") provides transportation and logistics services to the floorcovering industry.

2. ACQUISITIONS

  Effective March 31, 1994, the Company acquired 50% of the outstanding stock of Hall Systems, Inc. ("Hall Systems") for $625,000 cash and a $625,000 note payable. Effective October 31, 1995, the Company acquired the remaining 50% of the outstanding stock of Hall Systems for $1,000,000 cash and 110,182 shares of the Company's Class A Common Stock in a transaction accounted for by the purchase method of accounting.

  Effective August 31, 1995, the Company acquired 100% of the outstanding stock of CSI/Reeves, Inc. ("CSI/Reeves") for cash of $6,240,000 in a transaction accounted for by the purchase method of accounting. Effective January 1, 1996, CSI/Reeves was merged into the Company's existing freight consolidator (Crown Transport Systems, Inc.) to form CSI/Crown, Inc.

  The results of operations of CSI/Reeves and Hall Systems are included in the accompanying consolidated financial statements from the dates of their respective acquisition. On a pro forma (unaudited) basis, operating revenue for the Company would have been approximately $310 million and $332 million, respectively, for fiscal 1995 and 1996, had the acquisitions taken place at the beginning of the respective periods. The impact on net income and earnings per share is insignificant. This information is for comparative purposes only and does not purport to be indicative of the results of operations had the transactions been completed at the beginning of the respective periods or indicative of the results which may occur in the future.

  In June 1996, the Company acquired certain equipment and the right to fulfill a contract to provide expedited truckload services in the Western United States to a major air freight company from Michael Lima Transportation for $3,048,000 cash and a $792,000 note payable. In addition, $1,000,000 will be paid to the seller if the Company is able to extend the contract. The pro forma effect of this transaction on prior period financial statements is immaterial. Subsequent to March 31, 1997, the Company acquired eight distribution centers and certain equipment from Rosedale Transport, Inc. and acquired JTI, Inc.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and accounts have been eliminated.

  Use of Estimates in the Preparation of Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents. Cash and cash equivalents include all highly liquid investment instruments with an original maturity of three months or less.

                 U.S. XPRESS ENTERPRISES, INC. AND SUBSIDIARIES

  Recognition of Revenue. For financial reporting purposes, the Company recognizes revenue and direct cost when shipments are completed.

  Concentration of Credit Risk. Concentrations of credit risk with respect to customer receivables are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries. The Company performs ongoing credit evaluations and generally does not require collateral.

  Operating and Installation Supplies. Operating supplies consist primarily of tires, parts, materials and supplies for servicing the Company's revenue and service equipment. Installation supplies consist of various accessories used in the installation of floorcoverings and are held for sale at various CSI/Crown distribution centers. Operating and installation supplies are recorded at the lower of cost (on a first-in, first-out basis) or market. Tires and tubes purchased as part of revenue and service equipment are capitalized as part of the cost of the equipment. Replacement tires and tubes are charged to expense when placed in service.

  Property and Equipment. Property and equipment is carried at cost. Depreciation and amortization of property and equipment are computed using the straight-line method for financial reporting purposes and accelerated methods for tax purposes over the estimated useful lives of the related assets (net of salvage value) as follows:

      Buildings..................................................... 10-30 years
      Revenue and service equipment.................................   3-7 years
      Furniture and equipment.......................................   3-7 years
      Leasehold improvements........................................   5-6 years

  The Company recognized $14,813,000, $16,066,000 and $13,837,000 in depreciation expense during the years ended March 31, 1995, 1996 and 1997, respectively. Upon the retirement of property and equipment, the related asset cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in the Company's statement of operations with the exception of gains on trade-ins, which are included in the basis of the new asset.

  Expenditures for normal maintenance and repairs are expensed. Renewals or betterments that affect the nature of an asset or increase its useful life are capitalized.

  Goodwill. The excess of the consideration paid by the Company over the estimated fair value of net assets acquired has been recorded as goodwill and is being amortized on the straight-line basis over periods ranging from 20 to 40 years. The Company continually evaluates whether subsequent events and circumstances have occurred that indicate that the remaining estimated useful life of goodwill may warrant revision or that the remaining balance may not be recoverable. The Company recognized $204,000, $220,000 and $272,000 of goodwill amortization expense during the years ended March 31, 1995, 1996 and 1997, respectively. Accumulated amortization was $756,000 and $1,028,000 at March 31, 1996 and 1997, respectively.

  Claims and Insurance Accruals. The primary claims in the Company's business are cargo loss and damage, physical damage and automobile liability. Prior to January 1, 1997, most of the Company's insurance provided for large self-insurance levels with excess coverage sufficient to protect the Company from catastrophic claims. Beginning January 1997, the Company began purchasing policies with low deductibles which essentially fully insure cargo and auto liability, while physical damage has an annual aggregate deductible. For claims with self-insurance levels, estimated costs are accrued based upon

                U.S. XPRESS ENTERPRISES, INC. AND SUBSIDIARIES information provided by insurance adjustors for reported claims and adjusted for expected loss development factors.

  Other Long-Term Liabilities. Periodically, the Company receives volume rebates from vendors related to certain operating leases for new revenue and service equipment. Additionally, certain equipment leases include spare tires, which increase tire inventories. The Company defers recognition of these rebates and amortizes such amounts as a reduction of vehicle rent expense over the respective lease terms. At March 31, 1996 and 1997, other long-term liabilities include deferred rents of $1,802,000 and $1,295,000, respectively.

  Income Taxes. Deferred tax assets and liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

  Contract Wages. Prior to August 1996, the Company leased a substantial portion of its personnel, including drivers, from an independent personnel leasing company. Under the lease agreements, the Company paid a contracted amount per person and the personnel leasing company had the responsibility for payroll, unemployment insurance and workers' compensation claims. In August 1996, the lease agreements with the independent personnel leasing company were terminated and the personnel previously leased under these agreements became employees of the Company. Effective January 1, 1997, the Company entered into an agreement with a Professional Employer Organization (PEO) in which the PEO is a co-employer with the Company for all of the Company's personnel. The PEO is responsible for processing and administration of the Company's payroll, including tax reporting, and provides group health benefits and worker's compensation coverage.

  Hedging Instruments. For a small percentage of the Company's fuel requirements, the Company hedges the effects of fluctuations in the price of fuel. The resulting gains or losses are accounted for as a decrease or increase in fuel expense. The impact of the Company's hedging program is not significant in relation to total fuel purchases.

  Earnings Per Share. Earnings per share is computed based on the weighted average number of common shares outstanding plus the dilutive effect of outstanding common stock options. The weighted average number of shares and equivalents used in the computation were 10,806,336, 12,002,754 and 12,167,890 for fiscal 1995, 1996 and 1997, respectively.

  Reclassifications. Certain reclassifications have been made in the fiscal 1995 and 1996 financial statements to conform with the 1997 presentation.

  Stock-Based Compensation. The Company accounts for its stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Effective fiscal 1997, the Company adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation."

  Recent Accounting Pronouncements. In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 128 "Earnings Per Share" ("SFAS 128"). SFAS 128 changes the criteria for reporting earnings per share ("EPS") by replacing primary EPS with basic EPS and fully diluted EPS with diluted EPS. The Company is required to adopt SFAS 128 for periods ending after December 15, 1997, and all prior period EPS data must be restated. The impact of adopting SFAS 128 will not have a material impact on EPS for any period presented.

                 U.S. XPRESS ENTERPRISES, INC. AND SUBSIDIARIES

4. INCOME TAXES

  The income tax provision (benefit) in fiscal 1995, 1996 and 1997 consisted of the following:

                                                           1995   1996     1997
                                                          ------ -------  ------
                                                             (IN THOUSANDS)
   Current
     Federal............................................. $2,989 $(2,876) $2,726
     State...............................................    352     120     529
                                                          ------ -------  ------
                                                           3,341  (2,756)  3,255
   Deferred..............................................  1,953   2,737   3,103
                                                          ------ -------  ------
                                                          $5,294 $   (19) $6,358
                                                          ====== =======  ======

  The income tax provision (benefit) as reported in the consolidated statements of operations differs from the amounts computed by applying federal statutory rates due to the following:

                                                           1995  1996    1997
                                                          ------ -----  ------
                                                            (IN THOUSANDS)
   Federal income tax at statutory rate.................. $4,609 $  25  $4,840
   State income taxes, net of federal income tax bene-
    fit..................................................    419    73     349
   Goodwill amortization.................................     78    75      75
   Nondeductible driver per diems........................    --    --      650
   Other.................................................    188  (192)    444
                                                          ------ -----  ------
   Income tax provision (benefit)........................ $5,294 $ (19) $6,358
                                                          ====== =====  ======

  The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at March 31, 1996 and 1997 consisted of the following:

                                                                 1996    1997
                                                                ------- -------
                                                                (IN THOUSANDS)
   Deferred tax assets
    Allowance for doubtful accounts............................ $ 1,133 $   952
    Insurance reserves.........................................   3,743   3,721
    Net operating loss carryforwards...........................   6,117     --
    Alternative minimum tax credit carryforwards...............   2,883   2,362
    Claims and other reserves..................................     694     826
    Other......................................................      84     284
                                                                ------- -------
     Total deferred tax assets................................. $14,654 $ 8,145
                                                                ======= =======
   Deferred tax liabilities
    Book over tax basis of property and equipment.............. $20,376 $16,880
    Prepaid license fees.......................................   1,248   1,279
    Other......................................................      27      86
                                                                ------- -------
     Total deferred tax liabilities............................ $21,651 $18,245
                                                                ======= =======

                 U.S. XPRESS ENTERPRISES, INC. AND SUBSIDIARIES

5. LONG-TERM DEBT

  Long-term debt at March 31, 1996 and 1997 consisted of the following:

                                                              1996      1997
                                                            --------  --------
                                                             (IN THOUSANDS)
Obligation under line of credit with a group of banks,
 weighted average interest rate of 6.77% at March 31,
 1997, maturing August 1998...............................  $ 31,500  $ 32,500
Installment notes with banks, weighted average interest
 rate of 7.19% at March 31, 1997, maturing at various
 dates ranging from November 1997 to December 2002........    23,160    14,673
Installment notes with finance companies, weighted average
 interest rate of 7.73% at March 31, 1997, maturing at
 various dates ranging from May 1997 to December 1998.....    20,055    23,598
Note payable to former stockholder of National Freight
 Systems, interest payable at 7% at March 31, 1997, due in
 annual installments through October 1997.................       400       200
Note payable to stockholder of Lima Transportation, Inc.,
 interest payable at 9%, due July 1998....................       --        792
Other.....................................................       503       563
                                                            --------  --------
                                                            $ 75,618  $ 72,326
Less: current maturities of long-term debt................   (13,829)  (13,008)
                                                            --------  --------
                                                            $ 61,789  $ 59,318
                                                            ========  ========

  The aggregate annual maturities of long-term debt for each of the next five years ending March 31 are:

                                                                 (IN THOUSANDS)
      1998...................................................... $  13,008
      1999......................................................    50,079
      2000......................................................     5,465
      2001......................................................       768
      2002......................................................     1,592

  The installment notes with banks and finance companies are collateralized by certain property and equipment of the Company.

  In November 1995, the Company entered into an unsecured credit agreement (the "Credit Agreement") with a group of banks. The Credit Agreement operates as a revolving credit facility until August 1998, at which time it will convert to a three year installment loan, if not extended or renewed.

  Borrowings (including letters of credit) under the Credit Agreement are limited to the lesser of: (a) 90% of the book value of eligible revenue equipment plus 85% of eligible accounts receivable; or (b) $50,000,000.

  Borrowings under the Credit Agreement bear interest rates, at the option of the Company, equal to either: (i) the greater of the bank prime rate or the federal funds rate plus 1/2%, (ii) the rate offered in the Eurodollar market for amounts and periods comparable to the relevant loan plus a margin that is determined by several financial covenants, or (iii) the rate offered to the Company for a loan of a specific amount and maturity by any of the participating banks under a competitive bid process. At March 31, 1997, the margin applicable to the Eurodollar interest rate was equal to 1.25%.

                 U.S. XPRESS ENTERPRISES, INC. AND SUBSIDIARIES

  The Credit Agreement contains covenants that limit, among other things, the payment of dividends, the incurrence of additional debt, and the pledging of assets as security on other indebtedness. The Credit Agreement also requires the Company to meet certain financial tests, including a minimum amount of tangible net worth, a minimum fixed charge coverage and a maximum amount of leverage.

6. LEASES

  The Company leases certain revenue and service equipment and office and terminal facilities under long-term non-cancelable operating lease agreements expiring at various dates through December 2002. For the years ended March 31, 1995, 1996 and 1997, rental expense under these agreements was approximately $17,092,000, $19,437,000 and, $26,388,000 respectively.

  Approximate aggregate minimum future rentals payable under these operating leases for each of the next five years are:

                                                                  (IN THOUSANDS)
      1998.......................................................    $30,481
      1999.......................................................     27,774
      2000.......................................................     15,010
      2001.......................................................      4,751
      2002.......................................................        686

7. RELATED PARTY TRANSACTIONS

  The Company leases certain office and terminal facilities from entities owned by the two principal stockholders of the Company. The lease agreements are for five-year terms and provide the Company with the option to renew the lease agreements for four three-year terms. Rent expense of approximately $1,210,000, $1,256,000 and $1,639,000 was recognized in connection with these leases during the years ended March 31, 1995, 1996 and 1997, respectively.

  The two principal stockholders of the Company own 100% of the outstanding common stock of Paragon Leasing LLC ("Paragon"). Paragon leases certain revenue and service equipment to the Company on a temporary basis. Rent expense of approximately $1,181,000, $1,028,000, and $869,000 was recognized in connection with these leases during the years ended March 31, 1995, 1996 and 1997, respectively.

  Prior to December 31, 1995, a principal stockholder of the Company directly controlled 50% of the outstanding stock of LTL Express Systems. During the years ended March 31, 1995 and 1996, the Company recognized operating revenue from LTL Express Systems of approximately $897,000 and $427,000, respectively. The principal stockholder disposed of his interest in LTL Express Systems effective December 31, 1995.

  The two principal stockholders of the Company and certain partnerships controlled by their families own 43% of the outstanding common stock of Transcom Technologies, Inc. ("Transcom"). Transcom makes a debit card system available to the Company's drivers through which phone calls and Internet e-mail can be credited while the driver is on the road. Total payments by the Company to Transcom were approximately $87,000, $148,000 and $143,000 in the years ended March 31, 1995, 1996 and 1997, respectively.

                 U.S. XPRESS ENTERPRISES, INC. AND SUBSIDIARIES

8. COMMITMENTS AND CONTINGENCIES

  The Company is party to certain legal proceedings incidental to its business. The ultimate disposition of these matters, in the opinion of management, based in part on the advice of legal counsel, will not have a material adverse effect on the Company's financial position or results of operations.

  Letters of credit of $3,055,000 were outstanding at March 31, 1997. The letters of credit are maintained primarily to support the Company's insurance program (see Note 3). Commitment fees of 1% on the outstanding portion of the letters of credit are paid by the Company.

9. EMPLOYEE BENEFIT PLANS

  The Company has in place an employee profit-sharing plan covering substantially all non-driver employees. The plan provides for additional compensation to employees, the amount of which is based on results of operations exceeding certain goals.

  The Company has a 401(k) retirement plan covering substantially all employees of the Company, whereby participants may contribute a percentage of their compensation, as allowed under applicable laws. The plan provides for a matching contribution by the Company. Participants are 100% vested in participant contributions and become vested in employer matching contributions over a period of four years.

  During 1995, 1996 and 1997, the Company recognized $2,827,000, $290,000 and
$400,000, respectively, of expense under these employee benefit plans.

10. STOCKHOLDERS' EQUITY

  Initial Public Offering. In October 1994, the Company completed its initial public offering through the issuance of 2,500,000 shares of Class A Common Stock. As a result of this offering, the Company received proceeds, net of underwriting discounts and commissions and issuance costs, of $31,588,000. The Company utilized the net proceeds to reduce outstanding debt and acquire certain equipment previously leased under operating leases.

  Common Stock Holders of Class A. Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to two votes per share. Once the Class B Common Stock is no longer held by the two principal stockholders of the Company, or their families, as defined, the stock is automatically converted into Class A Common Stock on a share per share basis.

  Preferred Stock. Effective December 31, 1993, the Board of Directors approved the designation of 2,000,000 shares of preferred stock with par value of $.01 per share. The Board of Directors has the authority to issue these shares and to determine the rights, terms and conditions of the preferred stock as needed.

  Incentive Stock Plan. In November 1993, the Company adopted the U.S. Xpress Enterprises, Inc. Incentive Stock Plan (the "Plan"). The Plan provides for the issuance of shares of restricted common stock of the Company, as well as both incentive and nonstatutory stock options. There may be issued under the Plan (as restricted stock, in payment of performance grants, or pursuant to the exercise of stock options) an aggregate of not more than the greater of (a) 1,038,138 shares of Class A Common Stock, or (b) 8% of the total number of common shares of the Company outstanding at any given time. Participants of the Plan may include key employees as selected by the compensation committee of the Board of Directors. Under the terms of the Plan, the Company may sell restricted shares of common stock, grant options, or

                 U.S. XPRESS ENTERPRISES, INC. AND SUBSIDIARIES issue performance grants to participants in amounts and for such prices as determined by the compensation committee. All options will vest immediately in the event of a change in control of the Company, or the death, disability, or retirement of the employee.

  On November 30, 1993, 289,195 shares of restricted stock were sold to employees at $4.72 per share, which approximated the fair market value of the shares at the date of sale. Employees issued recourse notes payable to the Company in the aggregate amount of $1,365,000 as proceeds for the issuance of the restricted shares. The notes bear interest at 6% and are due in three equal annual installments beginning November 30, 1999. The restricted stock may not be sold, assigned, transferred, pledged or otherwise disposed of during the restriction period.

  In fiscal 1995, the board authorized, upon the completion of the initial public offering, the removal of the restrictions on 91,800 shares scheduled to expire on November 30, 1996. In exchange for the removal of restrictions on these shares, the affected employees repaid an aggregate of $837,800 of the related notes receivable. During each of the years ended March 31, 1997, 1996 and 1995, 18,390 shares of restricted stock were forfeited, and related notes receivable of $44,900 were canceled in each year. At March 31, 1997, 91,750 shares of restricted stock were outstanding. The restrictions expire on November 30, 1997 and 1998. Restrictions also expire in the event of a change in control of the Company or upon the death, disability or retirement of the employee.

  Non-Employee Directors Stock Plan. In August 1995, the Company adopted the 1995 Non-Employee Directors Stock Award and Option Plan (the "Directors Stock Plan") providing for the issuance of stock options to non- employee directors upon their election to the Company's Board of Directors. The Directors Stock Plan also provides non-employee directors the option to receive certain board-related compensation in the form of stock. The number of shares of Class A Common Stock available for option or issue under the Directors Stock Plan may not exceed 50,000 shares.

  The Directors Stock Plan provides for grant of 1,200 options to purchase the Company's Class A Common Stock to each non-employee director upon the election of each such director to the Board. The exercise price of options issued under the plan is set at the fair market value of the Company's stock on the date granted. Options vest at the rate of 400 options on each of the first, second and third anniversaries of the date of grant. In August 1996 and 1995, 2,400 options were granted to non-employee directors with an exercise price of $6.625 and $9.50, respectively.

  The Directors Stock Plan also provides non-employee directors the option to receive compensation earned for board-related activities in the form of the Company's Class A Common Stock in lieu of cash. If a board member elects to receive board-related compensation in the form of stock, the number of shares issued to each director in lieu of cash is determined based on the amount of earned compensation divided by the fair market value of the Company's stock on the date compensation is earned. During the years ended March 31, 1997 and 1996, 2,542 and 1,744 shares, respectively, of the Company's Class A Common Stock were issued to non-employee directors in lieu of cash compensation of $18,000 and $16,000, respectively, for each of those years.

  Accounting for Stock-Based Compensation. The Company accounts for its stock-based compensation under APB No. 25, under which no compensation expense has been recognized for stock options granted with exercise prices equal to the fair value of the Company's common stock on the date of grant. The Company adopted SFAS No. 123 for disclosure purposes only in fiscal 1997. For SFAS No. 123 purposes, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1996 and 1997,

                 U.S. XPRESS ENTERPRISES, INC. AND SUBSIDIARIES respectively: risk-free interest rate of 6.24% and 6.56%, expected life of five years, expected dividend yield of 0% and expected volatility of 58% for 1996 and 1997. Using these assumptions, the fair value of the stock options granted in 1996 and 1997 is $9,000 and $294,000, respectively, which would be amortized as compensation expense over the vesting period of the options. Had compensation cost for the plan been determined in accordance with SFAS No. 123, utilizing the assumptions detailed above, the Company's pro forma net income would have been $93,000 and $7,816,000 for the years ended March 31, 1996 and 1997, respectively. Pro forma net income per share would have been $.01 and $.64 for the years ended March 31, 1996 and 1997, respectively.

  The pro forma effect on net income in this pro forma disclosure may not be representative of the pro forma effect on net income in future years, because it does not take into consideration pro forma compensation expense related to grants made prior to fiscal 1996.

  A summary of the Company's stock option activity for 1995, 1996 and 1997 follows:

                                                                WEIGHTED-AVERAGE
                                          SHARES   OPTION PRICE  EXERCISE PRICE
                                          -------  ------------ ----------------
   Outstanding at March 31, 1995......... 165,064  $      4.72       $4.72
    Granted at market price..............   2,400  $      9.50       $9.50
                                          -------
   Outstanding at March 31, 1996......... 167,464  $4.72-$9.50       $4.79
    Granted at market price..............  99,400  $6.63-$6.80       $6.87
    Exercised............................ (27,008) $      4.72       $4.72
    Canceled or expired.................. (40,514) $4.72-$9.50       $5.12
                                          -------
   Outstanding at March 31, 1997......... 199,342  $4.72-$9.50       $5.77
                                          =======

  There was no option activity in fiscal 1995. The weighted-average fair value of options granted during 1996 and 1997 was $5.35 and $3.89, respectively. Shares subject to options outstanding at March 31, 1997 have a weighted-average remaining contractual life of 8.38 years. Of the options outstanding at March 31, 1997, 73,050 are currently exercisable with a weighted-average exercise price of $5.66 per share. As of March 31, 1996, 33,412 of the options outstanding were exercisable with a weighted average exercise price of $4.78 per share. No options were exercisable at March 31, 1995.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The carrying values of cash and cash equivalents, customer and other receivables, accounts payable and accrued liabilities are reasonable estimates of their fair values because of the short maturity of these financial instruments. Based on the borrowing rates available to the Company for long-term debt with similar terms and average maturities, the carrying amounts approximate the fair value of such financial instruments.

                 U.S. XPRESS ENTERPRISES, INC. AND SUBSIDIARIES

12. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                      FIRST   SECOND   THIRD  FOURTH     FULL
                                     QUARTER  QUARTER QUARTER QUARTER    YEAR
                                     -------  ------- ------- -------  --------
                                       (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Fiscal 1996
  Operating revenue................. $65,031  $71,744 $81,807 $81,115  $299,697
  Income from operations............   1,055    1,780   2,168     248     5,251
  Income (loss) before income tax
   provision........................    (203)     571     906  (1,199)       75
  Net income (loss).................     (88)     351     551    (720)       94
  Earnings (loss) per share......... $ (0.01) $  0.03 $  0.05 $ (0.06) $   0.01
Fiscal 1997
  Operating revenue................. $87,817  $92,259 $91,179 $91,564  $362,819
  Income from operations............   2,241    6,026   6,473   4,976    19,716
  Income before income tax
   provision........................     896    4,611   5,120   3,609    14,236
  Net income........................     552    2,745   2,411   2,170     7,878
  Earnings per share(1)............. $  0.05  $  0.23 $  0.20 $  0.18  $   0.65

--------
(1) The sum of quarterly earnings per share amounts differs from annual earnings per share because of differences in the weighted average number of common shares used in the quarterly and annual computations.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................  10
Price Range of Common Stock..............................................  10
Capitalization...........................................................  11
Dividend Policy..........................................................  11
Selected Consolidated Financial Data.....................................  12
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  13
Industry Overview........................................................  18
Business.................................................................  19
Management...............................................................  26
Certain Relationships and Transactions...................................  32
Principal and Selling Stockholders.......................................  33
Description of Capital Stock.............................................  34
Shares Eligible for Future Sale..........................................  37
Underwriting.............................................................  38
Legal Matters............................................................  39
Experts..................................................................  39
Index to Consolidated Financial Statements............................... F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,400,000 Shares

                         U.S. XPRESS ENTERPRISES, INC.

                              Class A Common Stock

                                 ------------
                                  PROSPECTUS
                                 ------------

                               Alex. Brown & Sons
                                 INCORPORATED

                           Morgan Stanley Dean Witter

                         Morgan Keegan & Company, Inc.

                              Schroder & Co. Inc.

                                       , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  Set forth below is an itemized statement of all expenses to be incurred by the Company in connection with the sale and distribution of the securities being registered by this Registration Statement, other than the underwriting discount. All amounts are estimated except the SEC registration fee, the NASD filing fee and the NASDAQ listing fee.

   SEC registration fee............................................... $ 21,991
   NASD filing fee....................................................    7,757
   NASDAQ listing fee.................................................   17,500
   Accounting fees and expenses.......................................   45,000
   Legal fees and expenses............................................   75,000
   Printing...........................................................   80,000
   Registrar and transfer agent fees..................................    2,500
   Miscellaneous......................................................      252
                                                                       --------
     Total............................................................ $250,000
                                                                       ========

  The Company will bear the expenses shown above.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Article 12 of the Company's Restated Articles of Incorporation ("Restated Articles") provides as follows:

    To the fullest extent permitted by the Nevada General Corporation Law, as the same exists or may hereafter be amended, a director or officer of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of his or her fiduciary duty as a director or officer.

    To the fullest extent permitted by the Nevada General Corporation Law, as the same exists or may hereafter be amended, the corporation shall indemnify any person who is made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, by reason of the fact that such person is or was a director or officer of the corporation or of any of its subsidiaries, or is or was serving at the direction of the corporation in any such capacity with any other entity whatsoever.

    The requirement that the corporation shall provide indemnification pursuant to this Article 12 shall not preclude any other or additional provision of indemnification, whether provided by law, by insurance, by agreement between this corporation and the parties to be indemnified or otherwise.

    In addition to the rights of indemnification granted herein, this corporation shall, to the fullest extent now or hereafter permitted by the Nevada General Corporation Law, provide for the advancement of expenses as they are incurred by any director or officer of the corporation in the defense of any proceeding of the type described above, in advance of the final disposition of such proceeding.

  Article 11 of the Company's Bylaws provides as follows: "[a]ny director or officer, or the executor or administrator of any director or officer, is entitled to indemnification to the fullest extent permissible under the laws of this state."

  The Underwriting Agreement between the Registrant, the Selling Stockholders and the Underwriters named therein contains provisions pursuant to which the Underwriters, under certain specified circumstances, have agreed to indemnify the officers and directors of the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  None.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  a. Exhibits

 NUMBER                               DESCRIPTION
 ------ -----------------------------------------------------------------------
 *1     Form of Underwriting Agreement.
  3.1   Restated Articles of Incorporation of the Company.(1)
  3.2   By-Laws of the Company.(1)
  4.1   Stock Purchase Agreement dated June 10, 1993 by and among Max L.
        Fuller, Patrick E. Quinn, and the Company.(1)
  4.2   Agreement of Right of First Refusal with regard to Class B Shares of the Company dated May 11, 1994 by and between Max L. Fuller and Patrick
        E. Quinn.(1)
 *5     Opinion, including consent of Miller & Martin, counsel to the Company, as to the legality of the securities being registered.
 10.1   Accounts Financing Agreement (Security Agreement) dated February 2,
        1988, as amended, between Congressional Financial Corp. (Southern) and
        Southwest Motor Freight, Inc.(1)
 10.2   Security Agreement dated December 18, 1985, as amended, by and between
        Exchange National Bank of Chicago and U.S. Xpress, Inc.(1)
 10.3   Security Agreement dated September 17, 1987, as amended, by and between
        Exchange National Bank of Chicago and Crown Transport Systems, Inc.(1)
 10.4   1993 Incentive Stock Plan of the Company.(1)
 10.5   Stock Option Agreement Under 1993 Incentive Stock Plan.(1)
 10.6   Stock Rights and Restrictions Agreement for Restricted Stock Award
        Under 1993 Incentive Stock Plan.(1)
 10.7   Self-Funded Employee Benefits Plan Document of the Company.(1)
 10.8   Service Agreement dated May 2, 1994 by and between TTC, Illinois, Inc.
        and the Company for the provision of leased personnel to the
        Company.(1)
 10.9   Salary Continuation Agreement dated June 10, 1993 by and between the
        Company and Max L. Fuller.(1)
 10.10  Salary Continuation Agreement dated June 10, 1993 by and between the
        Company and Patrick E. Quinn.(1)
 10.11  Stock Purchase Agreement dated November 28, 1990 by and between the
        Company and Clyde Fuller for the acquisition by the Company of the capital stock of Southwest Motor Freight, Inc. held by Mr. Fuller, such stock constituting all of the issued and outstanding capital stock of
        Southwest Motor Freight, Inc.(1)
 10.12  Stock Purchase Agreement dated September 30, 1992 by and between the
        Company and Clyde Fuller for the acquisition by the Company of the capital stock of Chattanooga Leasing, Inc. held by Mr. Fuller, such stock constituting all of the issued and outstanding capital stock of
        Chattanooga Leasing, Inc.(1)
 10.13  Articles of Merger and Plan of Merger filed February 24, 1993, pursuant to which Chattanooga Leasing, Inc. was merged with and into Southwest
        Motor Freight, Inc.(1)
 10.14  Stock Purchase Agreement dated January 1, 1993 by and among Max L.
        Fuller, Patrick E. Quinn and the Company for the acquisition by the
        Company of the capital stock of U.S. Xpress, Inc. held by Messrs.
        Fuller and Quinn, such stock constituting all of the issued and outstanding capital stock of U.S. Xpress, Inc.(1)
 10.15  Stock Purchase Agreement dated January 1, 1993 by and among Max L.
        Fuller, Patrick E. Quinn and the Company for the acquisition by the
        Company of the capital stock of U.S. Xpress Leasing, Inc. held by
        Messrs. Fuller and Quinn, such stock constituting all of the issued and outstanding capital stock of U.S. Xpress Leasing, Inc.(1)

 NUMBER                               DESCRIPTION
 ------ -----------------------------------------------------------------------
  10.16 Stock Purchase Agreement dated March 10, 1994 by and between the
        Company and L. D. Miller, III for the acquisition by the Company of the capital stock of Crown Transport Systems, Inc. held by Mr. Miller, such stock constituting 40% of the issued and outstanding capital stock of
        Crown Transport Systems, Inc.(1)
  10.17 Stock Purchase Agreement dated March 17, 1994 by and between the
        Company, Patrick E. Quinn and Max L. Fuller for the acquisition by the
        Company of the capital stock of Crown Transport Systems, Inc. held by
        Messrs. Quinn and Fuller, such stock constituting 60% of the issued and outstanding capital stock of Crown Transport Systems, Inc.(1)
  10.18 Stock Purchase Agreement dated March 18, 1994 by and between the
        Company and Ken Adams for the acquisition by the Company of 50% of the capital stock of Hall Systems, Inc. held by Mr. Adams and the grant of an option to the Company to purchase the remaining 50% of the capital stock of Hall Systems, Inc. from Mr. Adams exercisable beginning April
        1, 1997.(1)
  10.19 Software Acquisition Agreement dated September 15, 1994 by and among
        QUALCOMM Incorporated, XPRESS Data Services, Inc., U.S. Xpress
        Enterprises, Inc., Patrick E. Quinn, Max L. Fuller, Information
        Management Solutions, Inc. and James Coppinger.(2)
  10.20 Stock Purchase Agreement dated October 31, 1994 by and between the
        Company and Ken Frohlich for the acquisition by the Company of the capital stock of National Freight Systems, Inc. held by Mr. Frohlich, such stock constituting all of the issued and outstanding capital stock of National Freight Systems, Inc.(3)
  10.21 Asset Purchase Agreement with respect to acquisition of CSI/Reeves,
        Inc.(4)
  10.22 Stock Purchase Agreement with respect to Hall Systems, Inc.(5)
  10.23 Credit Agreement with NationsBank.(5)
  10.24 Amendment No. 1 to Credit Agreement with NationsBank.(6)
  10.25 Asset Purchase Agreement dated June 18, 1996 with respect to acquisition of Michael Lima Transportation, Inc.(7)
  10.26 Asset Purchase Agreement dated April 1, 1997 with respect to acquisition of assets from Rosedale Transport, Inc. and Rosedale
        Transport, Ltd.(7)
  10.27 Asset Purchase Agreement dated April 25, 1997 with respect to acquisition of JTI, Inc.(7)
 *10.28 Loan and Security Agreement dated June 24, 1997 by and between Wachovia
        Bank, N.A. and U.S. Xpress Leasing, Inc.
  22    List of the current subsidiaries of the Company.(7)
 *23.1  Consent of Miller & Martin (included in their opinion filed as Exhibit
        5 to this Registration Statement).
 *23.2  Consent of Arthur Andersen LLP, independent certified public accountants.

--------
* Filed herewith
(1) Filed as an exhibit to Registration Statement on Form S-1 dated May 20, 1994 (SEC File No. 33-79208) and incorporated herein by reference.
(2) Filed as an exhibit to Pre-Effective Amendment No. 2 to Registration Statement on Form S-1 dated October 4, 1994 (SEC File No. 33-79208) and incorporated herein by reference.
(3) Filed as an exhibit to Quarterly Report on Form 10-Q for quarter ended September 30, 1994 and incorporated herein by reference.
(4) Filed as an exhibit to Quarterly Report on Form 10-Q for quarter ended September 30, 1995 and incorporated herein by reference.
(5) Filed as an exhibit to Quarterly Report on Form 10-Q for quarter ended December 31, 1995 and incorporated herein by reference.
(6) Filed as an exhibit to Quarterly Report on Form 10-Q for quarter ended September 30, 1996 and incorporated herein by reference.
(7) Filed as an exhibit to the Annual Report on Form 10-K for the fiscal year ended March 31, 1997 and incorporated herein by reference.

  b. Financial Statement Schedules

    Report of Independent Public Accountants on Financial Statement
     Schedules...........................................................  S-1
    Schedule II -- Valuation and Qualifying Accounts.....................  S-2

  All other schedules are omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions set forth in Item 14, or otherwise, the Company has been advised in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and the Company will be governed by the final adjudication of such issue.

  The Company hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                               POWER OF ATTORNEY

  The Company and each person whose signature appears below hereby appoints Max L. Fuller, Patrick E. Quinn and Ray M. Harlin, and each of them, as attorneys-in-fact with full power of substitution, to execute in their respective names and on behalf of the Company and each such person, individually and in each capacity stated below, any and all amendments (including post-effective amendments) to this registration statement as the attorney-in-fact and to file any such amendment to the registration statement with the Securities and Exchange Commission, granting unto said attorneys-in-fact and their substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and their substitutes may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHATTANOOGA, STATE OF TENNESSEE ON JULY 10, 1997.

                                          U.S. XPRESS ENTERPRISES, INC.

                                          By:  /s/ Patrick E. Quinn
                                              ------------------------------
                                              Patrick E. Quinn, President and
                                              Co-Chairman of the Board

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

         SIGNATURES                     TITLE                    DATE

     /s/ Max L. Fuller        Co-Chairman of the              July 10, 1997
----------------------------  Board; Director
        MAX L. FULLER         (principal executive
                              officer)

    /s/ Patrick E. Quinn      Co-Chairman of the              July 10, 1997
----------------------------  Board; President and
      PATRICK E. QUINN        Treasurer; Director
                              (principal executive
                              officer)

     /s/ Ray M. Harlin        Chief Financial Officer;        July 10, 1997
----------------------------  (principal financial and
        RAY M. HARLIN         accounting officer)

  /s/ E. William Lusk, Jr.    Executive Vice President        July 10, 1997
----------------------------  of Marketing; Director
    E. WILLIAM LUSK, JR.

   /s/ William K. Farris      Executive Vice President        July 10, 1997
----------------------------  of Operations; Director
      WILLIAM K. FARRIS

     /s/ James B. Baker       Director                        July 10, 1997
----------------------------
       JAMES B. BAKER

/s/ A. Alexander Taylor, II   Director                        July 10, 1997
----------------------------
   A. ALEXANDER TAYLOR, II

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of U.S. Xpress Enterprises, Inc.

  We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of U.S. XPRESS ENTERPRISES, INC. (a Nevada corporation) AND SUBSIDIARIES in this Form 10-K and have issued our report thereon dated May 7, 1997. Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. Schedule II is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

                                          /s/ Arthur Andersen LLP
                                          _____________________________________
                                          Arthur Andersen LLP

Chattanooga, Tennessee
May 7, 1997

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

               FOR THE YEARS ENDED MARCH 31, 1995, 1996 AND 1997
                                 (IN THOUSANDS)

                         BALANCE AT
                         BEGINNING   CHARGED TO   CHARGED TO                 BALANCE AT
      DESCRIPTION        OF PERIOD  COST/EXPENSES OTHER (1)  DEDUCTIONS (2) END OF PERIOD
      -----------        ---------- ------------- ---------- -------------- -------------
FOR THE YEAR ENDED
 3/31/95
 Reserve for doubtful
  accounts..............   $1,212      $  543       $  181       $  306        $1,630
FOR THE YEAR ENDED
 3/31/96
 Reserve for doubtful
  accounts..............   $1,630      $  784       $1,036       $  417        $3,033
FOR THE YEAR ENDED
 3/31/97
 Reserve for doubtful
  accounts..............   $3,033      $1,259       $  113       $1,672        $2,733

   (1)For the year ended 3/31/95
       Recoveries on accounts written off............................... $  181
                                                                         ------
     For the year ended 3/31/96
       Recoveries on accounts written off............................... $   25
       Balance acquired through purchase of CSI/Reeves..................    886
       Balance acquired through purchase of Hall Systems................    125
                                                                         ------
                                                                          1,036
     For the year ended 3/31/97
       Recoveries on accounts written off............................... $  113
                                                                         ------
   (2)Accounts written off

                                      S-2